SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

August 12, 2011

Commission File No.: 1-34455

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation)

Grand Place/Grote Markt 1

1000 Brussels

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐             No  ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-169514), FORM S-8 (FILE NO. 333-172069), FORM S-8 (FILE NO. 333-171231), FORM S-8 (FILE NO. 333-169272), FORM S-8 (FILE NO. 333-165566) AND FORM S-8 (FILE NO. 333-165065) OF ANHEUSER-BUSCH INBEV SA/NV AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:

(1) Unaudited Interim Report for the 6 month period ended 30 June 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: August 12, 2011	By:	/s/ JEAN-LOUIS VAN DE PERRE
		Name:	Jean-Louis Van de Perre
		Title:	VP Tax

Unaudited Interim Report

for the 6 month period ended

30 June 2011

The following is a review of our financial condition and results of operations as of 30 June 2011 and for the six-month periods ended 30 June 2011 and 2010, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our interim unaudited condensed consolidated financial statements and the accompanying notes included elsewhere in this Form 6-K.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev NV/SA for the six-month period ended 30 June 2011, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC on April 13, 2011 (“2010 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2010 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 June 2011 and for the six-month periods ended 30 June 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 June 2011 and for the six-month periods ended 30 June 2011 and 2010. The reported numbers as of 30 June 2011 and for the six-month periods ended 30 June 2011 and 2010 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the six-month periods ended 30 June 2011 and 2010 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company based in Leuven, Belgium, listed on Euronext Brussels under the symbol ABI. ADSs representing our ordinary shares trade on the NYSE under the symbol BUD. We are the world’s largest brewing company by volume, and one of the world’s five largest consumer products companies. As a consumer-centric, sales-driven company, we produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer brands. These include global flagship brands Budweiser®, Stella Artois® and Beck’s®; multi-country brands such as Leffe® and Hoegaarden®; and many “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske® and Jupiler®. We also produce and distribute soft drinks, particularly in Latin America. Our brewing heritage and quality are rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366, and those of Anheuser & Co. brewery, established in 1852 in St. Louis, U.S.A. As of 31 December 2010, we employed approximately 114,000 people, with operations in 23 countries across the world. Given the breadth of our operations, we are organized along seven business zones or segments: North America, Latin America North, Latin America South, Western Europe, Central & Eastern Europe, Asia Pacific and Global Export & Holding Companies. The first six zones correspond to specific geographic regions in which our operations are based. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our six geographic regions.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “may” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2010 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in commodity prices;

•	difficulties in maintaining relationships with employees;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil and other central banks;

•	continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms;

•	market risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, inflation or deflation;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	the risk of unexpected consequences resulting from acquisitions, including the Anheuser-Busch acquisition;

•	tax consequences of restructuring and our ability to optimize our tax rate after the Anheuser-Busch acquisition;

•	the outcome of pending and future litigation and governmental proceedings;

•	changes in government policies;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations, changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes; and

•	our success in managing the risks involved in the foregoing.

Our statements regarding market risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, inflation and deflation, are subject to uncertainty. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that these forward-looking statements are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2010 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Selected Financial Information

The selected historical financial information presented below as of 31 December 2010, 2009, 2008 and 2007, and for the five years ended 31 December 2010 has been derived from our audited consolidated financial statements, which were prepared in accordance with IFRS. The selected historical financial information presented below as of 30 June 2011 and for the six-month periods ended 30 June 2011 and 2010 has been derived from our unaudited IFRS condensed consolidated interim financial statements. The interim data include all adjustments, consisting of normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of 31 December 2010 and 2009 and for the three years ended 31 December 2010 are included in our 2010 Annual Report. Similarly, the unaudited consolidated interim financial statements and the accompanying notes as of 30 June 2011 and for the six-month periods ended 30 June 2011 and 2010 are included in this interim report.

	Six months ended 30 June		Year ended 31 December
	2011	2010	2010	2009	2008	2007	2006
	(USD million, unless otherwise indicated)
	(unaudited)		(audited)
Income Statement Data
Revenue (1)	18,955	17,501	36,297	36,758	23,507	19,735	16,692
Profit from operations	5,709	5,028	10,897	11,569	5,340	5,872	3,925
Profit	3,386	2,345	5,762	5,877	3,126	4,167	2,667
Profit attributable to our equity holders	2,414	1,624	4,026	4,613	1,927	3,005	1,770
Ratio of earnings to fixed charges(2)	2.88	—	2.65	2.43	2.90	5.88	4.87
Weighted average number of ordinary shares (million shares)(3),(7)	1,594	1,591	1,592	1,584	999	976	972
Diluted weighted average number of ordinary shares (million shares)(4),(7)	1,613	1,608	1,611	1,593	1,000	981	980
Basic earnings per share (USD)(5),(7)	1.51	1.02	2.53	2.91	1.93	3.08	1.82
Diluted earnings per share (USD)(6),(7)	1.50	1.01	2.50	2.90	1.93	3.06	1.81
Dividends per share (USD)	n/a	n/a	1.07	0.55	0.35	3.67	0.95
Dividends per share (EUR)	n/a	n/a	0.80	0.38	0.28	2.44	0.72
Other Data
Volumes (million hectoliters)	193	192	399	409	285	271	247

	As of 30 June	As of 31 December
	2011	2010	2009	2008 (adjusted)(8)	2007	2006
	(USD million, unless otherwise indicated)
	(unaudited)	(audited)				(unaudited)
Financial Position Data
Total assets	117,051	114,342	112,525	113,748	42,247	34,566
Equity	40,652	38,799	33,171	24,431	21,949	17,308
Equity attributable to our equity holders	36,754	35,259	30,318	22,442	20,057	16,149
Issued capital	1,733	1,733	1,732	1,730	559	558

Notes:

(1)	Turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes” in our 2010 Annual Report).
(2)	The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purposes of computing this ratio, earnings consist of profit from operations before taxes and share of results of associates, plus fixed charges, minus interest capitalized during the period. Fixed charges consist of interest and accretion expense, interest on finance lease obligations, interest capitalized, plus one-third of rent expense on operating leases, estimated by us as representative of the interest factor attributable to such rent expense. The Parent Guarantor did not have any preferred stock outstanding and did not pay or accrue any preferred stock dividends during the periods presented above. The following table sets out our ratios of earnings to fixed charges for the six-month period ended 30 June 2011 and for each of the five years ended 31 December 2010, 2009, 2008, 2007, and 2006 based on information derived from our consolidated financial statements, which are prepared in accordance with IFRS:

	Six Months ended 30 June	Year ended 31 December
	2011	2010	2009	2008	2007	2006
	(unaudited)
Earnings:
Profit from operations before taxes and share of results of associates	3,920	7,161	7,150	3,740	5,054	3,332
Add: Fixed charges (below)	2,064	4,313	5,014	1,965	1,035	860
Less: Interest Capitalized (below)	49	35	4	—	—	—

Total earnings	5,935	11,439	12,160	5,705	6,089	4,192

Fixed charges:
Interest expense and similar charges	1,865	3,848	4,394	1,761	926	771
Accretion expense	109	351	526	127	49	30
Interest capitalized	49	35	4	—	—	—
Estimated interest portion of rental expense	41	79	90	77	60	59

Total fixed charges	2,064	4,313	5,014	1,965	1,035	860

Ratio of earnings to fixed charges	2.88	2.65	2.43	2.90	5.88	4.87

(3)	Weighted average number of ordinary shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period multiplied by a time-weighting factor.
(4)	Diluted weighted average number of ordinary shares means the weighted average number of ordinary shares, adjusted by the effect of share options issued.
(5)	Earnings per share means, for any period, profit attributable to our equity holders for the period divided by the weighted average number of ordinary shares.
(6)	Diluted earnings per share means, for any period, profit attributable to our equity holders for the period divided by the diluted weighted average number of ordinary shares.
(7)	In accordance with IAS 33, we adjusted historical data per share for each of the years ended 31 December 2007 and 2006 by an adjustment ratio of 0.6252 as a result of the capital increase pursuant to the rights offering we completed in December 2008 to restate (i) the weighted average number of ordinary shares; (ii) the diluted weighted average number of ordinary shares; (iii) the basic earnings per share; and (iv) the diluted earnings per share.
(8)	In 2009, we completed the purchase price allocation of the Anheuser-Busch acquisition in accordance with IFRS 3. IFRS 3 requires the acquirer to retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. As such, total assets have been adjusted to reflect the final purchase price adjustments.

Capitalization and Indebtedness

The following table shows our cash and cash equivalents and capitalization as of 30 June 2011. You should read the information in this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2010 Annual Report, our audited consolidated financial statements including the accompanying notes in the 2010 Annual Report and the unaudited consolidated interim financial statements and the accompanying notes included in this interim report.

As of 30 June 2011 Actual
(USD million, unaudited)
Cash and cash equivalents, less bank overdrafts	4,429
Current interest-bearing liabilities
Secured bank loans	53
Commercial papers	1,869
Unsecured bank loans	640
Unsecured bond issues	976
Unsecured other loans	101
Finance lease liabilities	5
Non-current interest-bearing liabilities
Secured bank loans	100
Unsecured bank loans	7,186
Unsecured bond issues	34,293
Secured other loans	6
Unsecured other loans	77
Finance lease liabilities	124

Total interest-bearing liabilities	45,430

Equity attributable to our equity holders	36,754
Non-controlling interests	3,898

Total Capitalization:	86,082

Results of Operations for the Six-Month Period Ended 30 June 2011 Compared to Six-Month Period Ended 30 June 2010

The table below presents our condensed consolidated results of operations for the six-month periods ended 30 June 2011 and 2010.

	Six-month period ended 30 June 2011	Six-month period ended 30 June 2010	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	192,691	192,443	0.1
Revenue	18,955	17,501	8.3
Cost of sales	(8,231)	(7,830)	(5.1)
Gross profit	10,724	9,671	10.9
Distribution expenses	(1,620)	(1,375)	(17.8)
Sales and marketing expenses	(2,540)	(2,300)	(10.4)
Administrative expenses	(990)	(994)	0.4
Other operating income/expenses	239	208	14.9
Exceptional items	(104)	(182)	42.9
Profit from operations	5,709	5,028	13.5
EBITDA, as defined(2)	7,084	6,323	12.0

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Western Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately. Our pro rata share of volumes in Grupo Modelo is not included in the reported volumes.

The table below summarizes the volume evolution by zone.

	Six-month period ended 30 June 2011	Six-month period ended 30 June 2010	Change
	(thousand hectoliters)		(%)(1)
North America	63,462	65,180	(2.6)
Latin America North	55,623	56,364	(1.3)
Latin America South	16,294	15,965	2.1
Western Europe	15,377	15,746	(2.3)
Central & Eastern Europe	12,639	12,633	—
Asia Pacific	25,909	23,244	11.5
Global Export & Holding Companies	3,387	3,311	2.3

Total	192,691	192,443	0.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the six-month period ended 30 June 2011 increased 0.2 million hectoliters, or 0.1%, to 192.7 million hectoliters compared to our consolidated volumes for the six-month period ended 30 June 2010.

The results for the six-month period ended 30 June 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011.

•

The 2010 acquisitions and disposals include the acquisition of certain distribution rights in the United States and the transaction entered into between AmBev and Cerveceria Regional S.A in Venezuela. The 2011 acquisitions include the acquisitions in China of Liaoning Dalian Daxue Brewery Co. Ltd (“Daxue”) and Henan Weixue Beer Group Co. Ltd (“Weixue”), and the acquisitions in the United States of Fulton Street Brewery LLC (“Goose Island”) and certain distribution rights. Furthermore, the 2011 volumes were impacted by the progressive termination of the transitional supply agreement to brew and supply Labatt branded beer to KPS Capital Partners, L.P. following the disposal of InBev USA in 2009. These transactions impacted positively our volumes by 0.3 million hectoliters (net) for the six-month period ended 30 June 2011 compared to the six-month period ended 30 June 2010.

Excluding volume changes attributable to the acquisitions and disposals described above, our own beer volumes increased by 0.3% in the six-month period ended 30 June 2011 compared to our volumes for the six-month period ended 30 June 2010, with a difficult comparison with the 2010 volumes which saw strong growth in certain zones driven by the FIFA World Cup. Our Focus Brands, which currently represent approximately 70% of our total beer volume, grew 1.4% in the six-month period ended 30 June 2011 as compared to the same period in 2010 led by Budweiser, Harbin and Sedrin in China, Antarctica in Brazil, Michelob Ultra and Stella Artois in the United States and Bud and Klinskoye in Russia. On the same basis, in the six-month period ended 30 June 2011, our non-beer volumes decreased by 0.3 % compared to our volumes for the same period in 2010.

North America

In the six-month period ended 30 June 2011, our volumes in North America declined by 1.7 million hectoliters or 2.6% compared to the six-month period ended 30 June 2010. Excluding the acquisitions described above, our total volume would have decreased by 2.4%. Shipment volumes in the United States declined 2.5% with domestic United States beer sales-to-retailers adjusted for the number of selling days decreasing 2.9% for the six-month period ended 30 June 2011 compared to 30 June 2010.

In the United States, industry volumes were impacted by poor weather and high gas prices. We estimate market share declined in the first half of 2011 in comparison to the previous year. We estimate we continue to gain share with Bud Light, Michelob Ultra and our high end portfolio, but as anticipated, we experienced share loss in the sub-premium segment following our decision to start to close the price gap between our sub-premium and premium brands in the last quarter of 2010. We also experienced a decline in Budweiser market share although the decline continues to decelerate. Budweiser’s performance in the first half of 2011 was very encouraging resulting in a flat share performance since January 2011 on a 12 month rolling basis.

In Canada, our beer volumes fell 3.2% during the six-month period ended 30 June 2011, partly attributable to the benefit of the Winter Olympics in the first quarter of 2010. We estimate that market share in Canada has been stable since the second quarter of 2010. Budweiser continued to consolidate its position as the country’s favorite brand, gaining share in the first half of 2011.

Latin America North

In the six-month period ended 30 June 2011, our volumes in the Latin America North declined by 0.7 million hectoliters, or 1.3%, compared to the same period in 2010. Excluding the transaction related to Venezuela described above, our total volumes would have decreased by 0.7%, with beer volume declining 0.6% and soft drink declining 0.8% on the same basis. In Brazil, beer volume decreased 1.1% in the first half of 2011. This decline reflects difficult comparables with the strong beer growth experienced during the first half of 2010, when beer volumes in Brazil grew by 14.9% helped by the FIFA World Cup. Low growth in real disposable income is also impacting volumes in 2011. As estimated, our market share declined in the first half of 2011 following our price adjustments implemented in the last quarter of 2010 and the additional increase following the federal excise tax adjustment in April 2011. However, market share has been growing sequentially since February 2011 as a result of strong consumer preference for our brands, continued investment and disciplined sales execution. For the six-month period ended 30 June 2011 we estimate that our market share reached a level that compares very favorably with historic levels subsequent to price increases.

Latin America South

Latin America South volumes for the six-month period ended 30 June 2011 increased by 0.3 million hectoliters, or 2.1%, with beer volumes increasing 3.8% and non-beer volumes declining 0.7%, compared to the same period in 2010. Beer volumes in Argentina grew 4.8% in the six-month period ended 30 June 2011 compared to the same period in 2010 as a result of industry growth and market share gains. Strong communication and market execution continued to drive results for the Quilmes brand, while the premium segment continued to grow, with Stella Artois expanding its leadership in this segment.

Western Europe

Our volumes, including subcontracted volumes, for the six-month period ended 30 June 2011 decreased by 0.4 million hectoliters, or 2.3%, compared to the six-month period ended 30 June 2010, following the termination of legacy commercial products contracts in the United Kingdom in March 2011. Own beer volume for the six-month period ended 30 June 2011 grew 0.1%. We estimate that all countries gained or maintained market share, except the United Kingdom which faced very difficult comparables due to the FIFA World Cup.

In Belgium, own beer volume grew 5% in the six-month period ended 30 June 2011 on the back of good weather and positive industry dynamics. We estimate that market share was maintained with Focus Brands growth in the off-trade segment behind strong commercial activities and innovations launched in the first half of 2011: Jupiler Force, Leffe Ruby, Leffe Printemps and Hoegaarden 0,0. In Germany, own beer volumes increased 6.1% in the six-month period ended 30 June 2011 driven by strong performance from our Focus Brands Beck’s and Hasseröder, the successful launch of the Beck’s Lime and Beck’s Blackcurrant line extensions, good weather, the relisting of our products by a major retail customer and market share gains. In the United Kingdom, own beer volumes, excluding cider, declined 10.4% in the six-months period ended 30 June 2011, facing a difficult comparison with the strong growth of 9.3% experienced during the same period of 2010, which was driven by the FIFA World Cup. In April 2011, we launched Stella Artois Cidre, which we estimate has already established a 16% share of the off-trade premium cider segment in the first 12 weeks, according to AC Nielsen data.

Central & Eastern Europe

Our volumes for the six-month period ended 30 June 2011 remained basically flat compared to the same period in 2010. In Russia, beer volumes fell 2.3% for the six-month period ended 30 June 2011 due to a soft industry as well as market share loss. We estimate that the market share loss was driven by the value segment due to increased promotional activity and product innovation by competition. Although we estimate that our market share by volume in the six-month period ended 30 June 2011 decreased slightly, the market share by value improved as a consequence of our premiumization strategy.

In Ukraine, beer volumes grew by 3.6% for the six-month period ended 30 June 2011 on the back of a better industry performance during the first quarter of 2011, new digital media campaigns, the launch of an on-trade customer loyalty program and the continuing good performance of our Chernigivske Pub Lager line extension.

Asia Pacific

For the six-month period ended 30 June 2011, our volumes grew 2.7 million hectoliters, or 11.5%, compared to the same period in 2010. Excluding the acquisitions described above, our total volume would have increased by 8.2%. Beer volumes in China grew 7.9% for the six-month period ended 30 June 2011 compared to the same period in 2010. We estimate that in China, our Focus Brands, which represent almost 70% of our volume, grew by double digits with all three Focus Brands, Budweiser, Harbin and Sedrin, contributing.

Global Export & Holding Companies

For the six-month period ended 30 June 2011, Global Export & Holding Companies volume increased 0.1 million hectoliters, or 2.3%, compared to the same period in 2010. Excluding the transfer of activities from North America, volumes for the six-month period ended 30 June 2011 would have increased by 0.9%.

Revenue

The following table reflects changes in revenue across our business zones for the six-month period ended 30 June 2011 as compared to our revenue for the six-month period ended 30 June 2010.

	Six-month period ended 30 June 2011	Six-month period ended 30 June 2010	Change
	(USD million)		(%) (1)
North America	7,706	7,662	0.6
Latin America North	5,343	4,544	17.6
Latin America South	1,215	980	24.0
Western Europe	1,996	1,976	1.0
Central & Eastern Europe	843	749	12.6
Asia Pacific	1,067	825	29.3
Global Export & Holding Companies	786	764	2.9

Total	18,955	17,501	8.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 18,955 million for the six-month period ended 30 June 2011. This represented an increase of 8.3% as compared to our consolidated revenue for the six-month period ended 30 June 2010 of USD 17,501 million. The results for the six-month period ended 30 June 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011 and currency translation effects.

•

The 2010 acquisitions and disposals include the acquisition of certain distribution rights in the United States, the transaction entered into between AmBev and Cerveceria Regional S.A in Venezuela and the disposal of certain non-core assets in the United States (collectively the “2010 acquisitions and disposals”). The 2011 acquisitions include the acquisitions in China of Liaoning Dalian Daxue Brewery Co. Ltd (“Daxue”) and Henan Weixue Beer Group Co. Ltd (“Weixue”), and the acquisitions in the United States of Fulton Street Brewery LLC (“Goose Island”) and certain distribution rights. Furthermore, the 2011 volumes were impacted by the progressive termination of the transitional supply agreement to brew and supply Labatt branded beer to KPS following the disposal of InBev USA in 2009 (collectively the “2011 acquisitions and disposals” and together with the 2010 acquisitions and disposals, the “2010 and 2011 acquisitions and disposals”). These acquisitions and disposals negatively impacted our consolidated revenue by USD 97 million (net) for the six-month period ended 30 June 2011 compared to the six-month period ended 30 June 2010.

•

Our consolidated revenue for the six-month period ended 30 June 2011 also reflects a favorable currency translation impact of USD 709 million mainly arising from currency translation effects in Latin America North, North America (Canada), Asia Pacific and Western Europe.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and the conversion in 2011 of certain sales expenses into discount programs in Asia Pacific, our revenue would have increased 4.6% for the six-month period ended 30 June 2011 compared to the six-month period ended 30 June 2010. On the same basis, revenue per hectoliter improved 4.7%. The increase was driven by the consistent execution of our brand-building strategies and the implementation of revenue management best practices. Our consolidated revenue for the six-month period ended 30 June 2011 was partly impacted by the developments in volume discussed above.

The main business zones contributing to growth in our consolidated revenues were Latin America North, driven by price adjustments implemented in Brazil at the end of 2010 and higher direct distribution volumes, partially offset by the impact of the federal tax increase on beer and soft drinks which took effect in April 2011; Latin America South as a result of industry growth and market share gains in Argentina; and Asia Pacific supported by improved brand mix.

Cost of Sales

The following table reflects changes in cost of sales across our business zones for the six-month period ended 30 June 2011 as compared to the six-month period ended 30 June 2010:

	Six-month period ended 30 June 2011	Six-month period ended 30 June 2010	Change
	(USD million)		(%)(1)
North America	(3,419)	(3,535)	3.3
Latin America North	(1,795)	(1,493)	(20.2)
Latin America South	(476)	(384)	(24.0)
Western Europe	(854)	(922)	7.4
Central & Eastern Europe	(471)	(412)	(14.3)
Asia Pacific	(609)	(468)	(30.1)
Global Export & Holding Companies	(608)	(616)	1.3

Total	(8,231)	(7,830)	(5.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 8,231 million for the six-month period ended 30 June 2011. This represented an increase of USD 401 million, or 5.1%, compared to our consolidated cost of sales for the six-month period ended 30 June 2010. The results for the six-month period ended 30 June 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011 and currency translation effects.

•

The 2010 and 2011 acquisitions and disposals described above positively impacted our consolidated cost of sales by USD 96 million (net) for the six-month period ended 30 June 2011 compared to the six-month period ended 30 June 2010.

•

Our consolidated cost of sales for the six-month period ended 30 June 2011 also reflects a negative currency translation impact of USD 240 million mainly arising from currency translation effects in Latin America North, North America (Canada), Asia Pacific and Western Europe.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects, and the effect of the review of useful lives performed in 2010 on depreciation expenses, our cost of sales would have increased by 2.6%. Our consolidated cost of sales for the six-month period ended 30 June 2011 was partly impacted by the developments in volume discussed above. On the same basis, cost of sales increased 2.2% on a per hectoliter basis as compared to the six-month period ended 30 June 2010 primarily resulting from the impact of Latin America North and Latin America South. In Latin America North, cost of sales was mainly impacted by higher raw material and packaging costs, partially offset by favorable currency hedges. In Latin America South, cost of sales increased mainly due to higher raw material costs and labor cost increases above inflation. These increases were partially offset by procurement savings and the implementation of best practice programs in North America, and the benefits of terminating legacy commercial product contracts in Western Europe.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the six-month period ended 30 June 2011 as compared to the six-month period ended 30 June 2010. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the six-month period ended 30 June 2011 were USD 4,911 million, representing an increase of USD 450 million, or 10.1% compared to our operating expenses for the same period 2010.

Distribution expenses

The following table reflects changes in distribution expenses across our business zones for the six-month period ended 30 June 2011 as compared to the six-month period ended 30 June 2010:

	Six-month period ended 30 June 2011	Six-month period ended 30 June 2010	Change
	(USD million)		(%)(1)
North America	(399)	(387)	(3.1)
Latin America North	(636)	(506)	(25.7)
Latin America South	(104)	(79)	(31.6)
Western Europe	(213)	(200)	(6.5)
Central & Eastern Europe	(116)	(87)	(33.3)
Asia Pacific	(84)	(62)	(35.5)
Global Export & Holding Companies	(69)	(53)	(30.2)

Total	(1,620)	(1,375)	(17.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated distribution expenses were USD 1,620 million for the six-month period ended 30 June 2011. This represented an increase of USD 245 million, or 17.8%, as compared to the six-month period ended 30 June 2010. The results for the six-month period ended 30 June 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011 and currency translation effects.

•

The 2010 and 2011 acquisitions and disposals described above positively impacted our consolidated distribution expenses by USD 4 million (net) for the six-month period ended 30 June 2011 compared to the six-month period ended 30 June 2010.

•	Our consolidated distribution expenses for the six-month period ended 30 June 2011 also reflect a negative currency translation impact of USD 85 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, the increase in distribution expenses would have been 12%, resulting primarily from Latin America North, as a result of higher transportation costs in Brazil due to the temporary transfer of products between geographies in advance of new capacity coming on stream and a higher mix of direct distribution; Latin America South, due to labor cost increases above inflation; Central & Eastern Europe, led by higher transport tariffs in Russia and Ukraine; and Asia Pacific, as a result of higher volumes and fuel costs.

Sales and marketing expenses

Marketing expenses include all costs relating to the support and promotion of brands, including operating costs (such as payroll and office costs) of the marketing departments, advertising costs (such as agency costs and media costs), sponsoring and events and surveys and market research. Sales expenses include all costs relating to the selling of products, including operating costs (such as payroll and office costs) of the sales department and sales force.

The following table reflects changes in sales and marketing expenses across our business zones for the six-month period ended 30 June 2011 as compared to the six-month period ended 30 June 2010:

	Six-month period ended 30 June 2011	Six-month period ended 30 June 2010	Change
	(USD million)		(%)(1)
North America	(834)	(774)	(7.8)
Latin America North	(635)	(575)	(10.4)
Latin America South	(131)	(107)	(22.4)
Western Europe	(386)	(367)	(5.2)
Central & Eastern Europe	(206)	(169)	(21.9)
Asia Pacific	(256)	(222)	(15.3)
Global Export & Holding Companies	(92)	(86)	(7.0)

Total	(2,540)	(2,300)	(10.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated sales and marketing expenses were USD 2,540 million for the six-month period ended 30 June 2011. This represented an increase of USD 240 million, or 10.4%, as compared to our sales and marketing expenses for the six-month period ended 30 June 2010. The results for the six-month period ended 30 June 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011 and currency translation effects.

•

The 2010 and 2011 acquisitions and disposals described above negatively impacted our consolidated sales and marketing expenses by USD 3 million (net) for the six-month period ended 30 June 2011 compared to the six-month period ended 30 June 2010.

•	Our consolidated sales and marketing expenses for the six-month period ended 30 June 2011 also reflect a negative currency translation impact of USD 100 million.

Excluding the effects of the business acquisitions and disposals described above, currency translation and the conversion in 2011 of certain sales expenses into discount programs in Asia Pacific, our overall sales and marketing expenses for the six-month period ended 30 June 2011 would have increased 4.3%, as greater brand investments in North America more than offset savings in Latin America North and Asia Pacific, where comparables were impacted by expenses related to the 2010 FIFA World Cup sponsorship and the timing of other commercial activities.

Administrative expenses

The following table reflects changes in administrative expenses across our business zones for the six-month period ended 30 June 2011 as compared to the six-month period ended 30 June 2010:

	Six-month period ended 30 June 2011	Six-month period ended 30 June 2010	Change
	(USD million)		(%)(1)
North America	(268)	(285)	6.0
Latin America North	(239)	(267)	10.5
Latin America South	(39)	(32)	(21.9)
Western Europe	(151)	(147)	(2.7)
Central & Eastern Europe	(50)	(50)	0.0
Asia Pacific	(97)	(69)	(40.6)
Global Export & Holding Companies	(145)	(144)	(0.7)

Total	(990)	(994)	0.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated administrative expenses were USD 990 million for the six-month period ended 30 June 2011. This represented a decrease of USD 4 million, or 0.4%, as compared to our consolidated administrative expenses for the six-month period ended 30 June 2010. The results for the six-month period ended 30 June 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011 and currency translation effects.

•

The 2010 and 2011 acquisitions and disposals described above positively impacted our consolidated administrative expenses by USD 4 million (net) for the six-month period ended 30 June 2011 compared to the six-month period ended 30 June 2011.

•	Our consolidated administrative expenses for the six-month period ended 30 June 2011 also reflect a negative currency translation impact of USD 42 million.

Excluding the effects of the business acquisitions and disposals and the currency translation effects described above, administrative expenses would have decreased by 4.3%, with continued fixed cost savings across our business, lower accruals for variable compensation and the timing of certain expenses.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business zones for the six-month period ended 30 June 2011 as compared to the six-month period ended 30 June 2010:

	Six-month period ended 30 June 2011	Six-month period ended 30 June 2010	Change
	(USD million)		(%)(1)
North America	19	27	(29.6)
Latin America North	181	118	53.4
Latin America South	(4)	(3)	(33.3)
Western Europe	12	25	(52.0)
Central & Eastern Europe	—	2	—
Asia Pacific	9	11	(18.2)
Global Export & Holding Companies	22	28	(21.4)

Total	239	208	14.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our other operating income and expenses for the six-month period ended 30 June 2011 was USD 239 million. This represented an increase of USD 31 million, or 14.9%, compared to the six-month period ended 30 June 2010. The results for the six-month period ended 30 June 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011 and currency translation effects.

•

The 2010 and 2011 acquisitions and disposals described above negatively impacted our consolidated other operating income and expenses by USD 4 million (net) for the six-month period ended 30 June 2011 compared to the six-month period ended 30 June 2010.

•	Our consolidated other operating income and expenses for the six-month period ended 30 June 2011 also reflect a positive currency translation impact of USD 18 million.

Excluding the effects of these business acquisitions and disposals and the currency translation effects, other operating income and expenses would have increased USD 17 million for the six-month period ended 30 June 2011 as compared to the same period in 2010.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be of significance in nature, and accordingly, our management has excluded these items from their segment measures of performance.

For the six-month period ended 30 June 2011, exceptional items consisted of restructuring charges, business and asset disposals, and acquisition costs of business combinations. Exceptional items were as follows for the six-month periods ended 30 June 2011 and 2010:

	Six-month period ended 30 June 2011	Six-month period ended 30 June 2010
	(USD million)
Restructuring (including impairment losses)	(156)	(181)
Business and asset disposal (including impairment losses)	55	(1)
Acquisitions costs business combinations	(3)	—

Total	(104)	(182)

Restructuring

Exceptional restructuring charges (including impairment losses) amounted to a net cost of USD 156 million for the six-month period ended 30 June 2011 as compared to a net cost of USD 181 million for the six-month period ended 30 June 2010. The 2011 charges are primarily related to the closure of the Manitowoc Malt Plant in the United States, as well as organizational alignments and outsourcing activities in Western Europe, North America and Latin America South in order to eliminate overlapping or duplicative processes and activities across functions and zones and which are intended to provide us with a lower cost base, a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposals (including impairment losses) amounted to a net benefit of USD 55 million for the six-month period ended 30 June 2011 compared to a net cost of USD 1 million for the same period in 2010. The net benefit is related to the adjustment of accruals and provisions relating to divestitures of previous years. USD 45 million represents the fair value adjustment of the deferred consideration related to the disposal of the Central European operations to CVC Capital Partners in 2009, in view of its cash settlement, and USD 10 million covers a reversal of exceptional impairment loss on current assets. For the six-month period ended 30 June 2011, the balance reflects adjustments of accruals and provisions relating to divestures of previous years.

Acquisition costs business combinations

Acquisition costs of USD 3 million for the six-month period ended 30 June 2011 relate to the acquisition of Daxue on 28 February 2011, the acquisition of Weixue on 31 May 2011 and the acquisition of Goose Island on 1 May 2011.

Profit from Operations

The following table reflects changes in profit from operations across our business zones for the six-month period ended 30 June 2011 as compared to the six-month period ended 30 June 2010:

	Six-month period ended 30 June 2011	Six-month period ended 30 June 2010	Change
	(USD million)		(%)(1)
North America	2,761	2,536	8.9
Latin America North	2,219	1,819	22.0
Latin America South	458	369	24.1
Western Europe	301	322	(6.5)
Central & Eastern Europe	—	31	—
Asia Pacific	28	16	75.0
Global Export & Holding Companies	(58)	(65)	10.8

Total	5,709	5,028	13.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations increased to USD 5,709 million for the six-month period ended 30 June 2011. This represented an increase of USD 681 million, or 13.5%, as compared to our profit from operations for the six-month period ended 30 June 2010. The results for the six-month period ended 30 June 2011 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2010 and 2011, currency translation effects and the effects of certain exceptional items as described above.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the six-month period ended 30 June 2011 as compared to the six-month period ended 30 June 2010:

	Six-month period ended 30 June 2011	Six-month period ended 30 June 2010	Change
	(USD million)		(%)(1)
Profit	3,386	2,345	44.4
Net finance cost	1,789	2,091	14.4
Income tax expense	796	825	3.5
Share of result of associates	(262)	(233)	12.4

Profit from operations	5,709	5,028	13.5
Depreciation, amortization and impairment	1,375	1,295	(6.2)

EBITDA, as defined(2)	7,084	6,323	12.0

Note:
(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2010 Compared to Year Ended 31 December 2009—EBITDA, as defined” of our 2010 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, increased to USD 7,084 million for the six-month period ended 30 June 2011. This represented an increase of USD 761 million, or 12.0%, as compared to our EBITDA, as defined, for the six-month period ended 30 June 2010. The results for the six-month period ended 30 June 2011 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2010 and 2011 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 71 million (before impairment losses) of certain exceptional items in the six-month period ended 30 June 2011, as compared to a negative impact of USD 117 million during the six-month period ended 30 June 2010. See “—Exceptional Items” above for a description of the exceptional items during the six-month periods ended 30 June 2011 and 2010.

Net Finance Cost

Our net finance cost for the six-month period ended 30 June 2011 was USD 1,789 million, as compared to USD 2,091 million for the six-month period ended 30 June 2010, or a decrease of USD 302 million.

Net finance cost for the six-month period ended 30 June 2011 included exceptional finance costs of USD 363 million resulting from incremental accretion expenses of USD 12 million and USD 156 million mark-to-market adjustment as certain interest rate swaps hedging borrowings under our 2010 senior bank facilities became ineffective as a result of the repayment and refinancing of these facilities. While the accretion expense is a non-cash item, the cash equivalent of the negative mark-to-market adjustment will be spread over the period from 2011 to 2014. Additionally, we incurred USD 195 million exceptional finance costs as a result of the early redemption of certain outstanding notes, mostly due to the fact that the redemption price of these notes differed from their amortized cost. For the six-month period ended 30 June 2010, exceptional finance costs were USD 672 million.

Excluding these exceptional finance costs, net finance costs increased by USD 7 million to USD 1,426 million for the six-month period ended 30 June 2011 compared to the same period in 2010. Interest expenses reached USD 1,276 million for the six-month period ended 30 June 2011 compared to USD 1,385 million for the same period in 2010, mainly as a result of reduced net debt levels. Other financial results for the six-month period ended 30 June 2011 amount to a net cost of USD 56 million (compared to a net benefit of USD 44 million for the six-month period ended 30 June 2010) primarily driven by the payment of bank fees and taxes on financial transactions in the normal course of business.

Share of result of associates

Our share of result of associates for the six-month period ended 30 June 2011 was USD 262 million as compared to USD 233 million for the six-month period ended 30 June 2010, attributable to the results of our investment in Grupo Modelo in Mexico.

Income Tax Expense

Our total income tax expense for the six-month period ended 30 June 2011 amounted to USD 796 million, with an effective tax rate of 20.3% (as compared to 28.1% for the six-month period ended 30 June 2010). The decrease in our effective tax rate for the six-month period ended 30 June 2011 resulted from shifts of profit mix between countries with lower tax marginal rates, incremental income tax benefits in Brazil, as well as favorable outcomes on tax claims. Additionally, the effective tax rate for the six-month period ended 30 June 2010 was unfavorably impacted by the non-deductibility of certain exceptional financial charges associated with the refinancing of our 2008 senior facilities. We continue to benefit at the AmBev level from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brasil S.A. and AmBev in July 2005 and the acquisition of Quinsa in August 2006.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 972 million for the six-month period ended 30 June 2011, an increase of USD 251 million from USD 721 million for the six-month period ended 30 June 2010, as a result of the strong performance of AmBev as well as currency translation effects.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the six-month period ended 30 June 2011 was USD 2,414 million with basic earnings per share of USD 1.51, based on 1,594 million shares outstanding, representing the weighted average number of shares outstanding during the six-month period ended 30 June 2011. Excluding the exceptional items discussed above, profit attributable to our equity holders for the six-month period ended 30 June 2011 would have been USD 2,758 million and basic earnings per share would have been USD 1.73.

Impact of Changes in Foreign Exchange Rates

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the six-month periods ended 30 June 2011 and 2010:

	Six-month period ended 30 June
	2011	2010
U.S. dollars	39.2%	42.2%
Brazilian reais	27.4%	25.0%
Euro	8.2%	8.0%
Canadian dollars	5.4%	5.8%
Chinese yuan	5.5%	4.7%
Argentinean peso	3.9%	3.3%
Russian ruble	3.2%	3.1%
Other	7.2%	7.9%

Liquidity and Capital Resources

The following table sets forth our consolidated cash flows for the six-month periods ended 30 June 2011 and 2010:

	Six-month period ended 30 June 2011	Six-month period ended 30 June 2010
	(USD million)
Cash flow from operating activities	4 543	4,133
Cash flow from investing activities	(1,469)	(635)
Cash flow from financing activities	(3,210)	(2,601)

Net increase/(decrease) in cash and cash equivalents	(136)	897

Cash flow from operating activities

The following table sets forth our cash flow from operating activities for the six-month periods ended 30 June 2011 and 2010:

	Six-month period ended 30 June 2011	Six-month period ended 30 June 2010
	(USD million)
Profit	3,386	2,345
Interest, taxes and non-cash items included in profit	3,874	4,381

Cash flow from operating activities before changes in working capital and use of provisions	7,260	6,726
Change in working capital	(564)	(573)
Pension contributions and use of provisions	(393)	(287)
Interest and taxes (paid)/received	(2,162)	(2,101)
Dividends received	402	368

Cash flow from operating activities	4,543	4,133

Our cash flow from operating activities reached USD 4,543 million in the six-month period ended 30 June 2011 compared to USD 4,133 million in the six-month period ended 30 June 2010. The increase mainly results from higher profit generated during the six-month period ended 30 June 2011 as compared to the same period in 2010.

Changes in working capital in the six-month period ended 30 June 2011 and 2010 reflect higher working capital levels compared to year-end levels partly due to seasonality. We devote substantial efforts to the efficient use of our working capital, especially those elements of working capital that are perceived as ‘core’ (including trade receivables, inventories and trade payables).

Cash flow from investing activities

The following table sets forth our cash flow from investing activities for the six-month periods ended 30 June 2011 and 2010:

	Six-month period ended 30 June 2011	Six-month period ended 30 June 2010
	(USD million)
Net capex	(1,508)	(692)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(261)	21
Net proceeds from sale/(acquisitions) of investment in short term debt securities	335	—
Other	(35)	36

Cash flow from investing activities	(1,469)	(635)

Net cash used in investing activities was USD 1,469 million in the six-month period ended 30 June 2011 as compared to USD 635 million in the six-month period ended 30 June 2010. The movement is mainly due to higher capital expenditures and the acquisition of Goose Island in the United States and Daxue and Weixue in China.

During 2011 we divested USD 335 million of Brazilian real denominated government debt securities, which we invested in 2010 in order to facilitate liquidity and capital preservation. These investments are of highly liquid nature.

Our net capital expenditures amounted to USD 1,508 million in the six-month period ended 30 June 2011 and USD 692 million in the same period of 2010. The increase was primarily related to investments in capacity expansion in Brazil and China in order to meet demand in these growth markets, and the timing of these investments. Out of the total capital expenditures of 2011 approximately 62% was used to improve our production facilities while 32% was used for logistics and commercial investments. Approximately 6% was used for improving administrative capabilities and the purchase of hardware and software.

Cash flow from financing activities

The following table sets forth our cash flow from financing activities for the six-month periods ended 30 June 2011 and 2010:

	Six-month period ended 30 June 2011	Six-month period ended 30 June 2010
	(USD million)
Dividends paid	(2,237)	(1,031)
Net (payments) on/proceeds from borrowings	(548)	(1,340)
Net proceeds from the issue of share capital	128	34
Other	(553)	(264)

Cash flow from financing activities	(3,210)	(2,601)

The cash outflow from our financing activities amounted to USD 3,210 million as of 30 June 2011, as compared to a cash outflow of USD 2,601 million in the same period in 2010. The first half of 2011 cash flow from financing activities reflects higher dividend pay outs as compared to the same period 2010, net repayments from borrowings as well as the settlement of derivatives that were not part of a hedging relationship.

Our cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 30 June 2011 amounted to USD 4,791 million. As of 30 June 2011, we had an aggregate of USD 7,464 million available under committed long-term credit facilities. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

Capital Resources and Equity

Our net debt increased to USD 40,142 million as of 30 June 2011 from USD 39,704 million as of 31 December 2010.

Apart from operating results net of capital expenditures, our net debt was mainly impacted by dividend payments to our shareholders and AmBev shareholders (USD 2,237 million), the payment of interest and taxes (USD 2,162 million) and the impact of changes in foreign exchange rates (USD 908 million increase of net debt) notably the Brazilian real and euro appreciation to the US dollar.

Consolidated equity attributable to our equity holders as of 30 June 2011 was USD 36,754 million, compared to USD 35,259 million as of 31 December 2010. The combined effect of the strengthening of the closing rates of the Brazilian real, the Canadian dollar, the Chinese yuan, the euro, the pound sterling, the Russian ruble and the Mexican peso and the weakening of mainly the closing rates of the Argentinean peso and the Ukrainian hryvnia, resulted in a foreign exchange translation adjustment of USD 529 million. Further details on equity movements can be found in our consolidated statement of changes in equity.

The chart below shows the terms and debt repayment schedules of our debt as of 30 June 2011 (figures in USD billions):

Further details on interest bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in note 16 and note 18 to our unaudited interim condensed consolidated financial statements as of 30 June 2011, and for the six-month periods ended 30 June 2011 and 2010.

Outlook

Our outlook for 2011 remains essentially unchanged from the one we provided in our results for the three-month period ended 31 March 2011, which we filed on Form 6-K with the SEC on 4 May 2011.

We believe that our continuous investments behind our brands, coupled with revenue management discipline and improved brand mix, should allow us to deliver revenue per hectoliter growth ahead of inflation, on a constant geographic basis.

We are expecting Cost of Sales per hectoliter to increase by low single digits in 2011 on a constant geographic basis. Global commodity cost increases should be mitigated through our hedging strategy, procurement savings and further efficiency gains in our operations.

We expect to increase our sales and marketing investments by mid to high single digits in 2011.

We expect distribution expense performance to improve during the course of the year as further capacity comes on stream in Brazil and as we cycle easier comparables in the second half. We expect that our 2011 distribution expenses per hectoliter will increase by mid single digits.

We delivered USD 145 million in Anheuser-Busch integration synergies during the first half of 2011 and remain on track to deliver at least the USD 270 million of synergies in 2011 required to bring total synergies to our commitment of USD 2.25 billion.

For the full year 2011, we expect the average coupon on net debt to be between 6.0-6.5%.

We will continue to invest in building capacity to meet demand in key growth markets (e.g. Brazil and China), and to drive our commercial innovation pipeline. We have previously expected that 2011 net capital expenditures would be between USD 2.7 billion and USD 2.9 billion, as compared to USD 2.1 billion in 2010. However, we are revising this guidance to approximately USD 3.1 billion, due entirely to foreign exchange fluctuations (namely Brazilian real, euro and Chinese yuan appreciation to the US dollar).

The seasonality of our business should result in stronger cash flow generation in the second half of the year compared to the first half. This should impact the timing of debt pay down and therefore the level of interest expense. Approximately 37% of our debt is denominated in currencies other than the US dollar, principally the Brazilian real and the euro. The weakening of the US dollar in relation to these currencies in recent months negatively impacted the absolute level of our debt and therefore our interest expense, although the movements in exchange rates have a positive effect on our EBITDA, as defined. We remain fully committed to deleveraging and expect to reach a net debt to EBITDA, as defined (adjusted for exceptional items) ratio of below 2.50x by the end of 2011 as we progress towards reaching our target of 2.00x during the course of 2012.

Recent Developments

On 14 July 2011, we announced that one of our subsidiaries, Anheuser-Busch InBev Worldwide Inc., issued USD 1.05 billion aggregate principal amount of bonds, consisting of USD 300 million aggregate principal amount of floating rate notes due 2014 and USD 750 million aggregate principal amount of fixed rate notes due 2014. The notes will bear interest at an annual rate of 36 basis points above three-month LIBOR for the floating rate notes and 1.50% for the fixed rate notes.

Effective 25 July 2011, we amended the terms of the USD 13 billion February 2010 credit agreement. The amendment provides an extension of the USD 8 billion 5-year revolving credit facility maturing in April 2015 with a revised maturity of July 2016, as well as a reduced margin grid. In connection with the amendment, we have fully prepaid and terminated the USD 5 billion 3-year term facility maturing in April 2013.

1.	Unaudited condensed consolidated interim financial statements

1.1.	Unaudited condensed consolidated interim income statement

For the six-month period ended 30 June Million US dollar, except earnings per shares in US dollar	Notes	2011	2010
Revenue		18 955	17 501
Cost of sales		(8 231)	(7 830)

Gross profit		10 724	9 671
Distribution expenses		(1 620)	(1 375)
Sales and marketing expenses		(2 540)	(2 300)
Administrative expenses		(990)	(994)
Other operating income/(expenses)		239	208

Restructuring (including impairment losses)	7	(156)	(181)
Business and asset disposal (including impairment losses)	7	55	(1)
Acquisition costs business combinations	7	(3)	—

Profit from operations		5 709	5 028
Finance cost	8	(2 001)	(2 373)
Finance income	8	212	282

Net finance cost		(1 789)	(2 091)
Share of result of associates	13	262	233

Profit before tax		4 182	3 170
Income tax expense	9	(796)	(825)

Profit		3 386	2 345
Attributable to:
Equity holders of AB InBev		2 414	1 624
Non-controlling interest		972	721
Basic earnings per share	15	1.51	1.02
Diluted earnings per share	15	1.50	1.01

1.2.	Unaudited condensed consolidated interim statement of comprehensive income

For the six-month period ended 30 June Million US dollar	2011	2010
Profit	3 386	2 345
Other comprehensive income:
Exchange differences on translation of foreign operations (gains/(losses))	251	99
Cash flow hedges
Recognized in equity	50	40
Removed from equity and included in profit or loss	86	172
Removed from equity and included in the initial cost of inventories	(1)	2
Actuarial gains/(losses)	(34)	(13)
Share of other comprehensive income of associates	364	139

Other comprehensive income, net of tax	716	439
Total comprehensive income	4 102	2 784
Attributable to:
Equity holders of AB InBev	3 089	2 169
Non-controlling interest	1 013	615

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.3.	Unaudited condensed consolidated interim statement of financial position

As at Million US dollar	Notes	30 June 2011	31 December 2010
ASSETS
Non-current assets
Property, plant and equipment	10	16 615	15 893
Goodwill	11	53 778	52 498
Intangible assets	12	23 634	23 359
Investments in associates	13	7 553	7 295
Investment securities		248	243
Deferred tax assets		852	744
Employee benefits		16	13
Trade and other receivables		1 137	1 700

		103 833	101 745
Current assets
Investment securities	14	362	641
Inventories		2 724	2 409
Income tax receivable		258	366
Trade and other receivables		5 407	4 638
Cash and cash equivalents	14	4 465	4 511
Assets held for sale		2	32

		13 218	12 597

Total assets		117 051	114 342
EQUITY AND LIABILITIES
Equity
Issued capital	15	1 733	1 733
Share premium		17 546	17 535
Reserves		3 095	2 335
Retained earnings		14 380	13 656

Equity attributable to equity holders of AB InBev		36 754	35 259
Non-controlling interest		3 898	3 540

		40 652	38 799
Non-current liabilities
Interest-bearing loans and borrowings	16	41 786	41 961
Employee benefits		2 599	2 746
Deferred tax liabilities		11 732	11 909
Trade and other payables		1 805	2 295
Provisions		938	912

		58 860	59 823
Current liabilities
Bank overdrafts	14	36	14
Interest-bearing loans and borrowings	16	3 644	2 919
Income tax payable		614	478
Trade and other payables		12 937	12 071
Provisions		308	238

		17 539	15 720

Total equity and liabilities		117 051	114 342

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.4.	Unaudited condensed consolidated interim statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ losses	Other reserves	Retained earnings	Total	Non-controlling interest	Total equity
As per 1 January 2010	1 732	17 515	(659)	268	3 243	(1 052)	(547)	(630)	10 448	30 318	2 853	33 171
Profit	—	—	—	—	—	—	—	—	1 624	1 624	721	2 345
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	198	—	—	—	—	198	(99)	99
Cash flow hedges	—	—	—	—	—	221	—	—	—	221	(7)	214
Actuarial gains/(losses)	—	—	—	—	—	—	(13)	—	—	(13)	—	(13)
Share of other comprehensive income of associates	—	—	—	—	139	—	—	—	—	139	—	139
Total comprehensive income	—	—	—	—	337	221	(13)	—	1 624	2 169	615	2 784
Shares issued	—	10	—	—	—	—	—	—	—	10	—	10
Dividends	—	—	—	—	—	—	—	—	(844)	(844)	(248)	(1 092)
Treasury shares	—	—	60	—	—	—	—	15	—	75	4	79
Share-based payments	—	—	—	39	—	—	—	—	—	39	4	43
Scope and other changes	—	—	—	—	—	—	—	—	18	18	19	37

As per 30 June 2010	1 732	17 525	(599)	307	3 580	(831)	(560)	(615)	11 246	31 785	3 247	35 032

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Actuarial gains/ losses	Other reserves	Retained earnings	Total	Non-controlling interest	Total equity
As per 1 January 2011	1 733	17 535	(588)	379	4 182	(306)	(687)	(645)	13 656	35 259	3 540	38 799
Profit	—	—	—	—	—	—	—	—	2 414	2 414	972	3 386
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	165	—	—	—	—	165	86	251
Cash flow hedges	—	—	—	—	—	172	—	—	—	172	(37)	135
Actuarial gains/(losses)	—	—	—	—	—	—	(26)	—	—	(26)	(8)	(34)
Share of other comprehensive income of associates	—	—	—	—	364	—	—	—	—	364	—	364
Total comprehensive income	—	—	—	—	529	172	(26)	—	2 414	3 089	1 013	4 102
Shares issued	—	11	—	—	—	—	—	—	—	11	—	11
Dividends	—	—	—	—	—	—	—	—	(1 689)	(1 689)	(699)	(2 388)
Treasury shares	—	—	26	—	—	—	—	(7)	—	19	(3)	16
Share-based payments	—	—	—	66	—	—	—	—	—	66	6	72
Scope and other changes	—	—	—	—	—	—	—	—	(1)	(1)	41	40

As per 30 June 2011	1 733	17 546	(562)	445	4 711	(134)	(713)	(652)	14 380	36 754	3 898	40 652

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.5.	Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June Million US dollar	Notes	2011	2010
OPERATING ACTIVITIES
Profit		3 386	2 345
Depreciation, amortization and impairment		1 375	1 295
Impairment losses on receivables, inventories and other assets		14	55
Additions/(reversals) in provisions and employee benefits		211	306
Net finance cost	8	1 789	2 091
Loss/(gain) on sale of property, plant and equipment and intangible assets		(12)	(29)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		—	(50)
Equity-settled share-based payment expense	17	98	71
Income tax expense	9	796	825
Other non-cash items included in the profit		(135)	50
Share of result of associates	13	(262)	(233)

Cash flow from operating activities before changes in working capital and use of provisions		7 260	6 726
Decrease/(increase) in trade and other receivables		(164)	(611)
Decrease/(increase) in inventories		(220)	(89)
Increase/(decrease) in trade and other payables		(180)	127
Pension contributions and use of provisions		(393)	(287)

Cash generated from operations		6 303	5 866
Interest paid		(1 495)	(1400)
Interest received		97	100
Dividends received		402	368
Income tax paid		(764)	(801)

CASH FLOW FROM OPERATING ACTIVITIES		4 543	4 133
INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets		37	69
Proceeds from sale of assets held for sale		2	18
Sale of subsidiaries, net of cash disposed of	6	—	31
Acquisition of subsidiaries, net of cash acquired	6	(261)	(10)
Purchase and sale of non-controlling interest	15	(5)	(1)
Acquisition of property, plant and equipment and of intangible assets	10/12	(1 545)	(761)
Net proceeds from sale/(acquisition) of investment in short term debt securities		335	—
Net proceeds from sale/(acquisition) of other assets		(35)	15
Net repayments/(payments) of loans granted		3	4

CASH FLOW FROM INVESTING ACTIVITIES		(1 469)	(635)
FINANCING ACTIVITIES
Net proceeds from the issue of share capital	15	128	34
Proceeds from borrowings		9 578	19 802
Payments on borrowings		(10 126)	(21 142)
Cash net finance costs other than interests		(553)	(264)
Dividends paid		(2 237)	(1 031)

CASH FLOW FROM FINANCING ACTIVITIES		(3 210)	(2 601)
Net increase/(decrease) in cash and cash equivalents		(136)	897
Cash and cash equivalents less bank overdrafts at beginning of year		4 497	3 661
Effect of exchange rate fluctuations		68	106

Cash and cash equivalents less bank overdrafts at end of period	14	4 429	4 664

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.6.	Notes to the unaudited condensed consolidated interim financial statements

1.	CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven organization, AB InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser®, Stella Artois® and Beck’s®, fast growing multi-country brands like Leffe® and Hoegaarden®, and strong “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, and Jupiler®, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 114 000 employees based in operations in 23 countries across the world. The company strives to be the Best Beer Company in a Better World. In 2010, AB InBev realized 36.3 billion US dollar revenue.

The unaudited condensed consolidated interim financial statements of the company for the period ended 30 June 2011 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates and jointly controlled entities. The condensed consolidated interim financial statements as of 30 June 2011 and for the six months ended 30 June 2011 and 30 June 2010 are unaudited; however, in the opinion of the company, the interim data include all adjustments, consisting of only normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on 8 August 2011.

2.	STATEMENT OF COMPLIANCE

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 Interim Financial Reporting as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2010. AB InBev did not apply any European carve-outs from IFRS. AB InBev has not applied early any new IFRS requirements that are not yet effective in 2011.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied are consistent with those applied in the annual consolidated financial statements ended 31 December 2010, except as described below.

(A)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of other new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2011, and have not been listed in these unaudited condensed consolidated interim financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

(B)	FOREIGN CURRENCIES

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at year-end exchange rates are taken to comprehensive income (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. As of 30 November 2009 the economy in Venezuela has been assessed to be highly inflationary and AB InBev has applied the price index from Venezuela’s central bank to report its Venezuelan operations from December 2009 until October 2010, when the Venezuelan operations were deconsolidated, following the transaction between AmBev and Cerveceria Regional S.A.. The impact of hyperinflation accounting is not material to the company’s financial results or financial position.

Effective 1 January 2010, one of AB InBev’s holding companies changed its functional currency from the euro to the US dollar. As a result of the refinancing of the debt related to the Anheuser-Busch acquisition in late 2009 and beginning 2010, the primary economic environment for this entity became the US dollar. In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates the change was accounted for prospectively.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing Rate			Average Rate
1 US dollar equals:	30 June 2011	31 December 2010	30 June 2010	30 June 2011	30 June 2010
Argentinean peso	4.111001	3.975791	3.931807	4.030385	3.901437
Brazilian real	1.561099	1.666201	1.801499	1.632683	1.804376
Canadian dollar	0.965267	0.997006	1.050445	0.974538	1.028937
Chinese yuan	6.463436	6.602304	6.781419	6.540238	6.815099
Euro	0.691898	0.748391	0.814930	0.706712	0.744168
Pound sterling	0.624472	0.644177	0.666164	0.616992	0.650609
Russian ruble	28.075718	30.184359	31.119639	28.464314	29.451005
Ukrainian hryvnia	7.972277	7.912866	7.859974	7.936214	7.850701

(C)	RECENTLY ISSUED IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For the six-month period ended 30 June 2011, they have not been applied in preparing these unaudited condensed consolidated interim financial statements.

Standards related to the consolidation of the financial statements:

•	IFRS 10 Consolidated Financial Statements , which replaces IAS 27 and SIC-12;

•	IFRS 11 Joint Arrangements;

•	IFRS 12 Disclosure of Interests in Other Entities;

•	IAS 27 (Revised 2011), which has been amended for the issuance of IFRS 10 but retains the current guidance on separate financial statements;

•	IAS 28 (Revised 2011), which has been amended for conforming changes on the basis of the issuance of IFRS 10 and IFRS 11.

Other Standards:

•	IFRS 9 Financial Instruments;

•	IFRS 13 Fair Value Measurement;

•	IAS 19 Revised Employee Benefits.

These standards become mandatory for AB InBev’s 2013 consolidated financial statements. AB InBev is in the process of evaluating the impact of these new standards. It is anticipated that their application will not have a material impact on AB InBev’s consolidated financial statements in the period of initial application.

OTHER STANDARDS, INTERPRETATIONS AND AMENDMENTS TO STANDARDS

A number of other amendments to standards are effective for annual periods beginning after 1 January 2011, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and make assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other postretirement benefit expense and liability. These factors include assumptions with respect to interest rates, expected investment returns on plan assets, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2010.

5.	SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through seven zones. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources. These measures are reconciled to segment profit in the tables presented (figures may not add up due to rounding).

All figures in the table below are stated in million US dollar, except volume (million hls). The information presented is for the six-month period ended 30 June, except for Statement of financial position comparatives at 31 December 2010.

	North America		Latin America North		Latin America South		Western Europe		Central and Eastern Europe		Asia Pacific		Global Export and Holding Companies		Consolidated
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Volume	64	65	56	56	16	16	15	16	13	13	26	23	3	3	193	192
Revenue	7 706	7 662	5 343	4 544	1 215	980	1 996	1 976	843	749	1 067	825	786	764	18 955	17 501
Cost of sales	(3 419)	(3 535)	(1 795)	(1 493)	(476)	(384)	(854)	(922)	(471)	(412)	(609)	(468)	(608)	(616)	(8 231)	(7 830)
Distribution expenses	(399)	(387)	(636)	(506)	(104)	(79)	(213)	(200)	(116)	(87)	(84)	(62)	(69)	(53)	(1 620)	(1 375)
Sales and marketing expenses	(834)	(774)	(635)	(575)	(131)	(107)	(386)	(367)	(206)	(169)	(256)	(222)	(92)	(86)	(2 540)	(2 300)
Administrative expenses	(268)	(285)	(239)	(267)	(39)	(32)	(151)	(147)	(50)	(50)	(97)	(69)	(145)	(144)	(990)	(994)
Other operating income/(expenses)	19	27	181	118	(4)	(3)	12	25	—	2	9	11	22	28	239	208
Normalized profit from operations (EBIT)	2 805	2 709	2 219	1 820	461	375	404	365	—	31	30	16	(105)	(106)	5 813	5 210
Exceptional items (refer Note 7)	(44)	(173)	—	(1)	(3)	(6)	(103)	(43)	—	—	(2)	—	48	41	(104)	(182)
Profit from operations (EBIT)	2 761	2 536	2 219	1 819	458	369	301	322	—	31	28	16	(58)	(65)	5 709	5 028
Net finance cost	(288)	(261)	8	(113)	(9)	(28)	(175)	(152)	(44)	(13)	5	7	(1 286)	(1 531)	(1 789)	(2 091)
Share of result of associates	261	232	—	—	—	—	1	1	—	—	—	—	—	—	262	233
Profit before tax	2 734	2 507	2 227	1 706	449	341	127	171	(44)	18	33	23	(1 344)	(1 596)	4 182	3 170
Income tax expense	(868)	(794)	(246)	(278)	(125)	(105)	11	(26)	12	(11)	(13)	3	433	386	(796)	(825)

Profit	1 866	1 713	1 981	1 428	325	236	137	145	(32)	7	20	26	(911)	(1 210)	3 386	2 345
Normalized EBITDA	3 233	3 155	2 556	2 075	545	451	588	539	99	129	151	114	(17)	(23)	7 155	6 440
Exceptional items (including impairment)	(44)	(173)	—	(1)	(3)	(6)	(103)	(43)	—	—	(2)	—	48	41	(104)	(182)
Depreciation, amortization and impairment	(429)	(446)	(337)	(255)	(84)	(76)	(184)	(174)	(99)	(98)	(121)	(98)	(88)	(83)	(1 342)	(1 230)
Net finance cost	(288)	(261)	8	(113)	(9)	(28)	(175)	(152)	(44)	(13)	5	7	(1 286)	(1 531)	(1 789)	(2 091)
Share of results of associates	261	232	—	—	—	—	1	1	—	—	—	—	—	—	262	233
Income tax expense	(868)	(794)	(246)	(278)	(125)	(105)	11	(26)	12	(11)	(13)	3	433	386	(796)	(825)

Profit	1 866	1 713	1 981	1 428	325	236	137	145	(32)	7	20	26	(911)	(1 210)	3 386	2 345
Normalized EBITDA margin in %	42.0%	41.2%	47.8%	45.7%	44.9%	46.1%	29.5%	27.3%	11.7%	17.2%	14.2%	13.8%	—	—	37.7%	36.8%
Segment assets	72 734	72 412	19 469	17 767	3 746	3 564	6 234	5 436	2 517	2 387	4 279	3 749	4 039	3 608	113 018	108 923
Intersegment elimination															(2 961)	(1 638)
Non-segmented assets															6 994	7 057

Total assets															117 051	114 342
Segment liabilities	5 902	5 737	5 335	4 619	653	685	3 419	2 593	772	609	1 773	1 403	3 466	3 712	21 320	19 358
Intersegment elimination															(2 961)	(1 638)
Non-segmented liabilities															98 692	96 622

Total liabilities															117 051	114 342

6.	ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table below summarizes the impact of the acquisitions and disposals on the Statement of financial position and cash flows of AB InBev for 30 June 2011 and 2010:

Million US dollar	2011 Acquisitions	2010 Acquisitions	2011 Disposals	2010 Disposals
Non-current assets
Property, plant and equipment	87	—	—	—
Intangible assets	101	—	—	—
Deferred tax assets	7	—	—	—
Current assets
Inventories	9	—	—	—
Trade and other receivables	5	—	—	—
Cash and cash equivalents	46	—	—	—
Non-current liabilities
Trade and other payables	(33)	—	—	—
Deferred tax liabilities	(15)	—	—	—
Current liabilities
Income tax payable	(2)	—	—	—
Trade and other payables	(28)	—	—	—

Net identifiable assets and liabilities	177	—	—	—
Goodwill on acquisition	144	—	—	—
Consideration to be paid	(18)	—	—	—
Net cash paid on prior years acquisitions	4	10	—	—
Net cash received from prior years disposals	—	—	—	(31)

Consideration paid/(received), satisfied in cash	307	10	—	(31)
Cash (acquired)/disposed of	(46)	—	—	—

Net cash outflow/(inflow)	261	10	—	(31)

ACQUISITIONS

On 28 February 2011, the company closed a transaction with Dalian Daxue Group Co. Ltd and Kirin (China) Investment Co. Ltd to acquire a 100% equity interest in Liaoning Dalian Daxue Brewery Co. Ltd., which is among the top three breweries in Liaoning province. Daxue brews, markets and distributes major beer brands including “Daxue”, “Xiao Bang” and “Da Bang” which are popular beer brands in the south of Liaoning province, with a total sales volume of over 2 million hl in 2010.

On 1 May 2011, the company acquired Fulton Street Brewery LLC, also known as Goose Island, a Midwest craft brewer in the United States. Goose Island brews ales, such as 312 Urban Wheat Ale, Honkers Ale, India Pale Ale, Matilda, Pere Jacques, Sofie and a wide variety of seasonal draft only and barrel-aged releases, including Bourbon County Stout, the original bourbon barrel-aged beer.

On 31 May 2011, the company closed an agreement with Henan Weixue Beer Group Co. Ltd (China) to acquire its brands (Weixue and JiGongshan), assets and business, including its Xinyang brewery, Zhengzhou brewery and Gushi Brewery.

The acquired businesses contributed revenues of 20m US dollar to AB InBev from the acquisition date to 30 June 2011 and were neutral on profit level. If the acquisitions had occurred on 1 January 2011, the contribution to the consolidated revenue for the six-month period ended 30 June 2011 would have been 40m US dollar, with an immaterial impact on consolidated profit.

The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. The provisional allocation of the purchase price included in the 30 June 2011 statement of financial position and detailed in the table above is based on the current best estimates of AB InBev’s management with input from third parties. The completion of the purchase price allocation may result in further adjustment to the carrying value of the recorded assets and liabilities and the determination of any residual amount that will be allocated to goodwill. The transactions resulted in the provisional recognition of goodwill for an amount of 144m US dollar as at 30 June 2011. The factors that contributed to the recognition of goodwill include the acquisition of an assembled workforce and the premiums paid for synergies. None of the goodwill is expected to be deductible for tax purposes. Acquisition-related costs amount to 3m US dollar and are included in the income statement– see Note 7 Exceptional items.

During the first six months of 2011, AB InBev paid 4m US dollar to former Anheuser-Busch shareholders (10m US dollar in the first six months of 2010). By 30 June 2011, 28m US dollar consideration remains payable to former Anheuser-Busch shareholders whom did not yet claim the proceeds. This payable is recognized as a deferred consideration on acquisitions.

DISPOSALS

No disposals occurred during the first six months of 2011.

Upon completion of the sale of the Central European operations to CVC Capital Partners on 2 December 2009, the company received an unsecured deferred payment obligation with a six-year maturity. This deferred consideration with a notional amount of 300m euro had been reported for a fair value amount of 363m US dollar at year-end 2010. The expected collection of the unsecured deferred payment from the sale of the asset resulted in a fair value adjustment as at 30 June 2011 and led to the recognition of a exceptional gain of 45m US dollar – see Note 7 Exceptional items. The deferred consideration was classified as a short-term loan granted as at 30 June 2011. The loan was collected in July 2011.

During the first six months of 2010, AB InBev collected the deferred consideration related to the disposal of Oriental Brewery. The deferred consideration with a notional amount of 300m US dollar had been reported for a fair value amount of 225m US dollar at year-end 2009. The deferred consideration was sold to a third party for a gross proceed of 275m US dollar excluding interest accrued since inception and resulted in a exceptional gain of 50m US dollar – see Note 7 Exceptional items. The cash receipt was partially offset by corporate taxes paid on the disposal of Busch Entertainment and other subsidiaries (244m US dollar).

7.	EXCEPTIONAL ITEMS

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Exceptional items are items, which in management’s judgment need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment reporting.

The exceptional items included in the income statement are as follows:

For the six-month period ended 30 June Million US dollar	2011	2010
Restructuring (including impairment losses)	(156)	(181)
Business and asset disposal (including impairment losses)	55	(1)
Acquisition costs business combinations	(3)	—

Impact on profit from operations	(104)	(182)

The exceptional restructuring charges (including impairment losses) for the six-months ended 30 June 2011 total (156)m US dollar. The charges primarily relate to organizational alignments and outsourcing activities in Western Europe, North America and Latin America South in order to eliminate overlap or duplicated processes and activities across functions and zones, next to the closure of the Manitowoc Malt Plant in the United States.

55m US dollar business and asset disposal (including impairment losses) represents the adjustment of accruals and provisions relating to divestitures of previous years. 45m US dollar represents the fair value adjustment of the deferred consideration, related to the disposal of the Central European operations to CVC Capital Partners in 2009, in view of its cash settlement - see also Note 6 Acquisitions and disposals of subsidiaries. 10m US dollar covers a reversal of exceptional impairment loss on current assets.

Acquisition costs of business combinations amount to (3)m US dollar per end of June 2011 and relate to the acquisition of Liaoning Dalian Daxue Brewery Co. Ltd on 28 February 2011, the acquisition of the brands, assets and business of Henan Weixue Beer Group Co. Ltd on 31 May 2011 and the acquisition of Fulton Street Brewery LLC (Goose Island) on 01 May 2011 - see also Note 6 Acquisitions and disposals of subsidiaries.

The exceptional restructuring charges (including impairment losses) for the six-months ended 30 June 2010 total (181)m US dollar. The charges are primarily related to the Anheuser-Busch integration in North America, organizational alignments and outsourcing activities in Western Europe and the closure of the Hamilton Brewery in Canada.

Business and asset disposal (including impairment losses) for the six-months ended 30 June 2010 amounts to (1)m US dollar. The net impact of the gain on the settlement of the deferred collection related to the disposal of Oriental Brewery was 50m US dollar - see also Note 6 Acquisitions and disposals of subsidiaries. (46)m US dollar net realizable value adjustments were recognized on certain Anheuser-Busch non-core assets as the result of the review of the recoverability of these assets. These non-core assets were recognized as assets held for sale as at 30 June 2010. Finally (5)m US dollar related to adjustments of accruals and provisions related to divestitures of previous year.

The company also incurred exceptional finance costs of (363)m US dollar for the six-months ended 30 June 2011 versus (672)m US dollar for the six-months ended 30 June 2010 – see also Note 8 Finance cost and income.

All the above amounts are before income taxes. The 2011 exceptional items as at 30 June decreased income taxes by 122m US dollar, the exceptional items as at 30 June 2010 decreased income taxes by 135m US dollar.

Non-controlling interest on the exceptional items amounts to 1m US dollar for the six-month period ended 30 June 2011 versus 12m US dollar for the six-month period ended 30 June 2010.

8.	FINANCE COST AND INCOME

FINANCE COSTS

For the six-month period ended 30 June Million US dollar	2011	2010[1]
Interest expense	(1 500)	(1 530)
Capitalization of borrowing costs	49	9
Accretion expense	(94)	(78)
Net losses on hedging instruments that are not part of a hedge accounting relationship	(23)	(41)
Tax on financial transactions	(15)	(12)
Other financial costs, including bank fees	(55)	(49)

	(1 638)	(1 701)
Exceptional finance costs	(363)	(672)

	(2 001)	(2 373)

For the six-month period ended 30 June 2011, finance costs, excluding exceptional items, decreased by 63m US dollar from 30 June 2010 mainly driven by lower interest charges, increase of capitalization of borrowing costs and reduced losses on hedging instruments that are not part of a hedge accounting relationship.

Interest expense decreased by 30m US dollar from 30 June 2010. The decrease results from lower debt positions and the refinancing and repayments of the 2008 and 2010 senior facilities. See also Note 16 Interest-bearing loans and borrowings.

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil. Interests are capitalized at a borrowing rate ranging between 6% and 12.5%.

As a result of the repayments and refinancing of the senior facilities in 2010 and 2011, AB InBev incurred negative mark-to-market adjustments resulting in hedging losses of 156m US dollar in 2011 (482m US dollar in 2010) on interest rate swaps that became ineffective and incremental accretion expense of 12m US dollar in 2011 (190m US dollar in 2010). Additionally, AB InBev incurred finance costs of 195m US dollar as a result of the early redemption of a 1.25 billion US dollar note maturing in January 2014 and bearing interest at a rate of 7.20%. These amounts have been recorded as exceptional finance costs.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 18 Risks arising from financial instruments.

FINANCE INCOME

For the six-month period ended 30 June Million US dollar	2011	2010[1]
Interest income	175	136
Net gains from hedge ineffectiveness	28	—
Net foreign exchange gains (net of the effect of the foreign exchange derivative instruments)	5	133
Other financial income	4	13

	212	282

The increase in the interest income is mainly explained by higher cash and cash equivalent positions and investments in Brazilian real government high liquid debt securities at AmBev level.

In 2010, AB InBev incurred 133m US dollar of net foreign exchange gains arising mainly from euro/US dollar currency fluctuations on intra-group transactions.

No interest income was recognized on impaired financial assets.

[1]	Reclassified to conform to the 2011 presentation.

9.	INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2011	2010
Current tax expense
Current year	(1 047)	(1 472)
Deferred tax (expense)/income	251	647

Total income tax expense in the income statement	(796)	(825)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

For the six-month period ended 30 June Million US dollar	2011	2010
Profit before tax	4 182	3 170
Deduct share of result of associates	262	233

Profit before tax and before share of result of associates	3 920	2 937
Adjustments on taxable basis
Expenses not deductible for tax purposes	189	102
Taxable intercompany dividends	72	—
Non-taxable financial and other income	(386)	(402)

	3 795	2 637
Aggregated weighted nominal tax rate	35.0%	36.1%
Tax at aggregated weighted nominal tax rate	(1 328)	(952)
Adjustments on tax expense
Utilization of tax losses not previously recognized	27	15
Recognition of deferred tax assets on previous years’ tax losses	64	6
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(46)	(22)
(Underprovided)/overprovided in prior years	40	25
Tax savings from tax credits and special tax status	535	225
Change in tax rate	—	1
Withholding taxes	(75)	(63)
Other tax adjustments	(13)	(60)

	(796)	(825)
Effective tax rate	20.3%	28.1%

The total income tax expense amounts to 796m US dollar compared to 825m US dollar for the six-month periods ended 30 June 2011 and 2010, respectively. The effective tax rate decreased from 28.1% to 20.3% for the six-month periods ended 30 June 2010 and 2011, respectively, mainly resulting from changes of profit mix between countries with lower tax marginal rates, incremental income tax benefits in Brazil, as well as favorable outcomes on tax claims. Additionally, the 2010 effective tax rate was unfavorably impacted by the non-deductibility of certain exceptional financial charges associated with the refinancing of the 2008 senior facilities.

The company continues to benefit at the AmBev level from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brazil and AmBev in July 2005 and the acquisition of Quinsa in August 2006.

10.	PROPERTY, PLANT AND EQUIPMENT

	30 June 2011					31 December 2010
Million US dollar	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	7 655	18 055	3 270	1 316	30 296	29 290
Effect of movements in foreign exchange	238	726	187	95	1 246	(249)
Effect of hyperinflation	—	—	—	—	—	56
Acquisitions	18	184	60	1246	1 508	2 172
Acquisitions through business combinations	26	59	2	—	87	1
Disposals	(9)	(187)	(63)	—	(259)	(618)
Disposals through the sale of subsidiaries	—	—	—	—	—	(340)
Transfer to other asset categories	67	354	82	(639)	(136)	(22)
Other movements	—	10	—	7	17	6

Balance at end of the period	7 995	19 201	3 538	2 025	32 759	30 296
Depreciation and impairment losses
Balance at end of previous year	(2 289)	(9 711)	(2 403)	—	(14 403)	(12 829)
Effect of movements in foreign exchange	(126)	(502)	(147)	—	(775)	266
Effect of hyperinflation	—	—	—	—	—	(44)
Disposals	3	173	58	—	234	499
Disposals through the sale of subsidiaries	—	—	—	—	—	272
Depreciation	(166)	(847)	(179)	—	(1 192)	(2 355)
Impairment losses	(16)	(38)	—	—	(54)	(184)
Transfer to other asset categories	18	28	2	—	48	(34)
Other movements	—	(2)	—	—	(2)	6

Balance at end of the period	(2 576)	(10 899)	(2 669)	—	(16 144)	(14 403)
Carrying amount
at 31 December 2010	5 366	8 344	867	1 316	15 893	15 893
at 30 June 2011	5 419	8 302	869	2 025	16 615	—

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount as at 30 June 2011 of leased land and buildings was 160m US dollar (31 December 2010: 164m US dollar) and of leased plant and equipment 17m US dollar (31 December 2010: 18m US dollar).

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 160m US dollar.

In the first six months of 2011, there were no significant changes in contractual commitments to purchase property, plant and equipment compared to 31 December 2010.

11.	GOODWILL

Million US dollar	30 June 2011	31 December 2010
Acquisition cost
Balance at end of previous year	52 505	52 132
Effect of movements in foreign exchange	1 136	386
Purchases of non-controlling interest	—	(13)
Acquisitions through business combinations	144	—

Balance at end of the period	53 785	52 505
Impairment losses
Balance at end of previous year	(7)	(7)
Impairment losses	—	—

Balance at end of the period	(7)	(7)
Carrying amount
at 31 December 2010	52 498	52 498
at 30 June 2011	53 778	—

Goodwill increased from 52 498m US dollar per end of December 2010 to 53 778m US dollar per end of June 2011.

The effect of movements in foreign currency exchange rates during the six-month period ended 30 June 2011 amounts to 1 136m US dollar.

The business combinations that took place in the first six months of 2011 are the acquisition of Liaoning Dalian Daxue Brewery Co. Ltd in China on 28 February 2011, the acquisition of the brands, assets and business of Henan Weixue Beer Group Co. Ltd in China on 31 May 2011 and the acquisition of Fulton Street Brewery LLC (Goose Island) in the United Stated on 01 May 2011. These business combinations resulted in provisional goodwill recognition per end of June 2011 of 144m US dollar - see also Note 6 Acquisitions and disposals of subsidiaries.

2010 movements represent a 386m US dollar effect of movements in foreign currency exchange rates, and a subsequent fair value adjustment of (13)m US dollar related to a contingent consideration from the purchase of non-controlling interest in prior years.

AB InBev’s annual goodwill impairment testing is performed during the fourth quarter of the year.

12.	INTANGIBLE ASSETS

	30 June 2011					31 December 2010
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total
Acquisition cost
Balance at end of previous year	21 650	1 786	848	169	24 453	24 067
Effect of movements in foreign exchange	31	45	48	7	131	(58)
Acquisitions through business combinations	18	71	—	12	101	15
Acquisitions and expenditures	—	117	9	20	146	428
Disposals	—	(59)	—	—	(59)	(29)
Transfer to/from other asset categories	—	13	26	54	93	30

Balance at end of period	21 699	1 973	931	262	24 865	24 453
Amortization and impairment losses
Balance at end of previous year	—	(475)	(583)	(36)	(1 094)	(902)
Effect of movements in foreign exchange	—	(24)	(35)	(2)	(61)	30
Amortization	—	(66)	(65)	(3)	(134)	(248)
Disposals	—	58	1	—	59	25
Impairment losses	—	—	—	—	—	(2)
Transfer to other asset categories	—	(2)	—	1	(1)	3

Balance at end of period	—	(509)	(682)	(40)	(1 231)	(1 094)
Carrying value
at 31 December 2010	21 650	1 311	265	133	23 359	23 359
at 30 June 2011	21 699	1 464	249	222	23 634	—

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, certain brands and distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, certain brands and their distribution rights have been assigned indefinite lives.

13.	INVESTMENT IN ASSOCIATES

Million US dollar	30 June 2011	31 December 2010
Balance at end of previous year	7 295	6 744
Effect of movements in foreign exchange	396	420
Disposals	—	(12)
Share of results of associates	262	521
Dividends	(402)	(378)
Other movements	2	—

Balance at end of period	7 553	7 295

AB InBev holds a 35.3% direct interest in Grupo Modelo, Mexico’s largest brewer, and a 23.25% direct interest in Diblo S.A. de C.V., Grupo Modelo’s operating subsidiary, providing AB InBev with, directly and indirectly, a 50.2% interest in Modelo without however having voting or other control of either Grupo Modelo or Diblo.

On 20 April 2011, AB InBev received a dividend of 4.73 billion Mexican peso (400m US dollar) from its participation in Grupo Modelo.

14.	CASH AND CASH EQUIVALENTS AND INVESTMENTS IN DEBT SECURITIES

CASH AND CASH EQUIVALENTS

Million US dollar	30 June 2011	31 December 2010
Short term bank deposits	2 904	3 099
Cash and bank accounts	1 561	1 412

Cash and cash equivalents	4 465	4 511
Bank overdrafts	(36)	(14)

	4 429	4 497

As of 30 June 2011, cash and cash equivalents include restricted cash of 28m US dollar that reflects the outstanding consideration payable to former Anheuser-Busch shareholders whom did not yet claim the proceeds (the related payable is recognized as a deferred consideration on acquisition).

INVESTMENTS IN DEBT SECURITIES

As of 30 June 2011 investments in debt securities of 362m US dollar (641m US dollar as of 31 December 2010) are mainly due to investments in Brazilian real denominated debt securities entered into in order to facilitate liquidity and capital preservation. These investments are of highly liquid nature.

15.	CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the first six months of 2011:

ISSUED CAPITAL	Million US dollar	Million shares
At the end of the previous year	1 733	1 605
Changes during the year	—	—

	1 733	1 605

TREASURY SHARES	Million US dollar	Million shares
At the end of the previous year	588	12.1
Changes during the year	(26)	(0.7)

	562	11.4

As at 30 June 2011, the total issued capital of 1 733m US dollar is represented by 1 605 628 889 shares without par value, of which 400 070 247 registered shares, 5 023 254 bearer shares and 1 200 535 388 dematerialized shares. For a total amount of capital of 4m US dollar (3m euro), there are still 3 442 241 of subscription rights outstanding corresponding with a maximum of 3 442 241 shares to be issued. The total of authorized, un-issued capital amounts to 53m US dollar (37m euro).

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The shareholders’ structure based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007 on the disclosure of significant shareholdings in listed companies is included in the Corporate Governance section of AB InBev’s annual report.

CHANGES IN OWNERSHIP INTERESTS

As of 2010 and in compliance with IAS 27, the acquisition of additional shares in a subsidiary after control was obtained has to be accounted for as an equity transaction with owners.

In the first half of 2011, no material purchases of non-controlling interest occurred.

DIVIDENDS

On 26 April 2011, a dividend of 0.80 euro per share or approximately 1 276m euro was approved at the shareholders meeting. This dividend was paid out on 2 May 2011.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 10%.

EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2011 is based on the profit attributable to equity holders of AB InBev of 2 414m US dollar (30 June 2010: 1 624m US dollar) and a weighted average number of ordinary shares outstanding per end of the period, calculated as follows:

Million shares	2011	2010
Issued ordinary shares at 1 January, net of treasury shares	1 593	1 591
Effect of shares issued/share buyback programs	1	—

Weighted average number of ordinary shares at 30 June	1 594	1 591

The calculation of diluted earnings per share for the six-month period ended 30 June 2011 is based on the profit attributable to equity holders of AB InBev of 2 414m US dollar (30 June 2010: 1 624m US dollar) and a weighted average number of ordinary shares (diluted) outstanding per end of the period, calculated as follows:

Million shares	2011	2010
Weighted average number of ordinary shares at 30 June	1 594	1 591
Effect of share options and warrants	19	17

Weighted average number of ordinary shares (diluted) at 30 June	1 613	1 608

The calculation of earnings per share before exceptional items is based on the profit after tax and before exceptional items, attributable to equity holders of AB InBev. A reconciliation of profit before exceptional items, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

Million US dollar	2011	2010
Profit before exceptional items, attributable to equity holders of AB InBev	2 758	2 331
Exceptional items, after taxes, attributable to equity holders of AB InBev (refer Note 7)	(51)	(87)
Exceptional finance cost, after taxes, attributable to equity holders of AB InBev (refer Note 7)	(293)	(620)

Profit attributable to equity holders of AB InBev	2 414	1 624

The table below sets out the EPS calculation:

Million US dollar	2011	2010
Profit attributable to equity holders of AB InBev	2 414	1 624
Weighted average number of ordinary shares	1 594	1 591
Basic EPS	1.51	1.02
Profit before exceptional items, attributable to equity holders of AB InBev	2 758	2 331
Weighted average number of ordinary shares	1 594	1 591
EPS before exceptional items	1.73	1.46
Profit attributable to equity holders of AB InBev	2 414	1 624
Weighted average number of ordinary shares (diluted)	1 613	1 608
Diluted EPS	1.50	1.01
Profit before exceptional items, attributable to equity holders of AB InBev	2 758	2 331
Weighted average number of ordinary shares (diluted)	1 613	1 608
Diluted EPS before exceptional items	1.71	1.45

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 12.2m share options and restricted stock units were anti-dilutive and not included in the calculation of the dilutive effect as at 30 June 2011.

16.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk, refer to Note 18 - Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	30 June 2011	31 December 2010
Secured bank loans	100	105
Unsecured bank loans	7 186	9 141
Unsecured bond issues	34 293	32 562
Secured other loans	6	6
Unsecured other loans	77	72
Finance lease liabilities	124	75

	41 786	41 961

CURRENT LIABILITIES Million US dollar	30 June 2011	31 December 2010[1]
Secured bank loans	53	32
Commercial papers	1 869	1 002
Unsecured bank loans	640	896
Unsecured bond issues	976	777
Unsecured other loans	101	172
Finance lease liabilities	5	40

	3 644	2 919

The current and non-current interest-bearing loans and borrowings amount to 45.4 billion US dollar as of 30 June 2011, compared to 44.9 billion US dollar as of 31 December 2010.

During 2009 and 2010, AB InBev fully refinanced and repaid its obligations under the 45 billion US dollar senior facilities entered into to finance the acquisition of Anheuser-Busch by using cash generated from operating activities, proceeds from the disposal of activities, drawdowns from existing loan facilities, proceeds of capital market offerings and proceeds of a new long-term bank financing consisting of a 13.0 billion US dollar senior credit facilities agreement (“2010 senior facilities”). The 2010 senior facilities comprise a 5.0 billion US dollar term loan maturing in 2013 and a 8.0 billion US dollar multi-currency revolving credit facility maturing in 2015 bearing interest at a floating rate equal to LIBOR (or EURIBOR for euro-denominated loans) plus 0.925% and 0.775%, respectively.

As of 31 December 2010, the outstanding balance of the 2010 senior facilities amounted to 4.4 billion US dollar.

During 2011, AB InBev continued to refinance and repay its obligations under the 2010 senior facilities by using cash generated from operating activities, drawdowns from existing loan facilities and by using the proceeds of the following capital market offering:

•

On 27 January 2011, AB InBev issued a series of notes in an aggregate principal amount of 1.65 billion US dollar, consisting of 0.5 billion USD aggregate principal amount of fixed rate notes due 2016 and 0.5 billion USD aggregate principal amount of fixed rate notes due 2021 bearing interest at a rate of 2.875% and 4.375% respectively and a note consisting of 0.65 billion USD aggregate principal amount of floating rate notes due 2014 bearing interest at a floating rate three-month US dollar LIBOR plus 0.55%;

•	On 2 June 2011, AB InBev issued a series of fixed rate notes in an aggregate principal amount of 750m euro due June 2021 bearing interest at a rate of 4.0%.

As of 30 June 2011, the outstanding balance of the 2010 senior facilities amounted to 2.6 billion US dollar. The interest rate on 1.6 billion US dollar of the outstanding 2010 senior facilities has effectively been fixed through a series of hedge arrangements. For further information, please refer to Note 18 - Risks arising from financial instruments.

As of 30 June 2011, commercial papers amount to 1.9 billion US dollar and include programs in US dollar and euro with a total authorized issuance up to 3 billion US dollar and 1 billion euro, respectively.

Additionally, effective 20 June 2011, AB InBev exercised its option to early redeem a series of notes in an aggregate principal amount of 1.25 billion US dollar maturing in January 2014 and bearing interest at a rate of 7.20%.

Furthermore, during the six-month period ended 30 June 2011 AB InBev completed an exchange offer for up to 8.0 billion US dollar of outstanding unregistered notes, for freely tradable notes registered under the Securities Act of 1933 with otherwise substantially the same terms and conditions. The unregistered notes were issued during the first half of 2009 before AB InBev became an SEC registrant. The exchange offer closed on 14 March 2011.

[1]	Reclassified to conform to the 2011 presentation.

TERMS AND DEBT REPAYMENT SCHEDULE AT 30 JUNE 2011 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	153	53	28	29	22	21
Commercial papers	1 869	1 869	—	—	—	—
Unsecured bank loans	7 826	640	3 850	206	3 116	14
Unsecured bond issues	35 269	976	6 434	3 339	5 903	18 617
Secured other loans	6	—	6	—	—	—
Unsecured other loans	178	101	6	7	8	56
Finance lease liabilities	129	5	4	1	4	115

	45 430	3 644	10 328	3 582	9 053	18 823

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2010[1] Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	137	32	58	29	12	6
Commercial papers	1 002	1 002	—	—	—	—
Unsecured bank loans	10 037	896	3 993	4 611	525	12
Unsecured bond issues	33 339	777	3 878	3 311	7 912	17 461
Secured other loans	6	—	—	6	—	—
Unsecured other loans	244	171	13	14	23	23
Finance lease liabilities	115	40	5	1	2	67

	44 880	2 918	7 947	7 972	8 474	17 569

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

AB InBev’s net debt increased to 40 142m US dollar as of 30 June 2011, from 39 704m US dollar as of 31 December 2010. Apart from operating results net of capital expenditures, the net debt is mainly impacted by dividend payments to shareholders of AB InBev and AmBev (2 237m US dollar), the payment of interests and taxes (2 162m US dollar) and the impact of changes in foreign exchange rates (908m US dollar increase of net debt).

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

Million US dollar	30 June 2011	31 December 2010
Non-current interest-bearing loans and borrowings	41 786	41 961
Current interest-bearing loans and borrowings	3 644	2 919

	45 430	44 880
Bank overdrafts	36	14
Cash and cash equivalents	(4 465)	(4 511)
Interest-bearing loans granted (included within Trade and other receivables)	(496)	(38)
Debt securities (included within Investment securities)	(363)	(641)

Net debt	40 142	39 704

The increase of interest-bearing loans granted in 2011 is mainly related to the classification of the expected collection of the unsecured deferred payment from the sale of the Central European operations to CVC Capital Partners to a short-term loan granted. This loan was collected in July 2011. Please refer to Note 6 – Acquisitions and disposals of subsidiaries.

17.	SHARE-BASED PAYMENTS[2]

Different share and share option programs allow company senior management and members of the Board of Directors to receive or acquire shares of AB InBev or AmBev. AB InBev has three primary share-based compensation plans, the long-term incentive warrant plan (“LTI Warrant Plan”), established in 1999, the share-based compensation plan (“Share-Based Compensation Plan”), established in 2006 and amended as from 2010, and the long-term incentive stock-option plan, established in 2009. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using the binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

Share-based payment transactions resulted in a total expense of 97m US dollar for the six-months ended June 2011 (including the variable compensation expense settled in shares), as compared to 71m US dollar for the six-months ended June 2010.

AB INBEV SHARE-BASED PAYMENT PROGRAMS

Share-Based Compensation Plan

As from 1 January 2010, the structure of the Share-Based Compensation Plan for certain executives, including the executive board of management and other senior management in the general headquarters, has been modified. From 1 January 2011, the new plan structure applies to all other senior management. Under this plan, the executive board of management and other senior

[1]	Reclassified to conform to the 2011 presentation.
[2]	Amounts have been converted to US dollar at the average rate of the period.

employees will receive their bonus in cash but have the choice to invest some or all of the value of their bonus in AB InBev shares with a five-year vesting period, referred to as bonus shares. The company will match such voluntary investment by granting three matching shares for each bonus share voluntarily invested, up to a limited total percentage of each participant’s bonus. The matching shares are granted in the form of restricted stock units which have a five-year vesting period. Additionally, the holders of the restricted stock units may be entitled to receive from AB InBev additional restricted stock units equal to the dividends declared since the restricted stock units were granted.

During 2011, AB InBev issued 1.1m of matching restricted stock units according to the new Share-Based Compensation Plan, as described above, in relation to the 2010 bonus. These matching restricted stock units are valued at the share price at the day of grant, representing a fair value of approximately 63.1m US dollar, and cliff vest after five years. During 2010, AB InBev issued 0.8m of matching restricted stock units with an estimated fair value of approximately 38.7m US dollar, in relation to the second half 2009 bonus.

The matching options granted under the old Share-Based Compensation Plan applicable since 2006 till 2010 vest after a five-year vesting period and have a life of ten years. Upon exercise, holders of the matching options may be entitled to receive from AB InBev a cash payment equal to the dividends declared since the options were granted.

LTI Warrant Plan

The company has issued warrants, or rights to subscribe for newly issued shares, under the LTI plan for the benefit of directors and, until 2006, members of the executive board of management and other senior employees. Since 2007, members of the executive board of management and other employees are no longer eligible to receive warrants under the LTI plan, but instead receive a portion of their compensation in the form of shares and options granted under the Share-Based Compensation Plan. Each LTI warrant gives its holder the right to subscribe for one newly issued share. The exercise price of LTI warrants is equal to the average price of the company’s shares on the regulated market of Euronext Brussels during the 30 days preceding their issue date. LTI warrants granted in the years prior to 2007 have a duration of ten years; LTI warrants granted as from 2007 (and in 2003) have a duration of five years. LTI warrants are subject to a vesting period ranging from one to three years.

During 2011, 0.2m warrants were granted to members of the Board of Directors. These warrants vest in equal annual installments over a three-year period (one third on 1 January of 2013, one third on 1 January 2014 and one third on 1 January 2015) and represent a fair value of approximately 3.0m US dollar.

Long-term Incentive Stock-option Plan

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

In November 2010 AB InBev issued 4.0m LTI stock options with an estimated fair value of 64.8m US dollar, whereby 1.2m options relate to American Depositary Shares (ADSs) and 2.8m options to AB InBev shares. In December 2009 AB InBev issued 1.6m LTI stock options with an estimated fair value of 22.5m US dollar.

As from 2010 AB InBev has in place three specific long-term restricted stock unit programs. One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. In 2010, 0.1m restricted stock units with an estimated fair value of 6.6m US dollar were granted under this program to a selected number of employees. In 2011 there were no grants under this program.

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, the first half of the restricted stock units vesting after five years, the second half after ten years. In case of termination of service before the vesting date, special forfeiture rules apply. In December 2010 0.3m restricted stock units with an estimated fair value of 18.3m US dollar were granted under this program to a selected number of employees.

A third program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”). The voluntary investment in company shares leads to the grant of three matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after five years. In case of termination before the vesting date, special forfeiture rules apply. In 2010 and 2011, there were no grants under this program.

In addition to awards granted under the plans described above, the company offered stock options to a small group of senior executives in November 2008 and April 2009. AB InBev believes that the selected executives will help implement a successful integration of Anheuser-Busch Companies Inc., which will underpin AB InBev’s ability to quickly deleverage. The number of options offered was 28.4m in 2008 and 4.9m in 2009, representing a combined fair value of approximately 410.9m US dollar. One half of the stock options granted in November 2008 have a life of ten years as from grant date and vest on 1 January 2014; the other half have a life of 15 years as from grant date and vest on 1 January 2019. The stock options granted in April 2009 have a life of ten years as from grant date and vest on 1 January 2014. Vesting is conditional upon achievement of certain predefined financial targets.

In order to encourage management mobility, in particular for the benefit of executives moving to the United States, an options exchange program was executed in 2009 whereby 4.4m unvested options were exchanged against 2.8m restricted shares that will remain locked-up until 31 December 2018. 47m US dollar cost was reported in the second half of 2009 related to the acceleration of the IFRS 2 cost following this exchange in accordance with IFRS 2. In 2010 and in the first half of 2011, similar options exchange programs were executed whereby 0.3m unvested options were exchanged against 0.2m restricted shares in 2010 and 0.1m unvested options were exchanged against 0.1m restricted shares in 2011. These restricted shares will remain locked-up until 31 December 2018. Furthermore, to encourage management mobility, certain options granted have been modified whereby the dividend protected feature of these options have been cancelled and replaced by the issuance of 5.7m options in 2009 and 0.2m options in 2010 representing the economic value of the dividend protection feature. As there was no change between the fair value of the original award immediately before the modification and the fair value of the modified award immediately after the modification, no additional expense was recorded as a result of the modification.

As per the terms of the Anheuser-Busch merger agreement, the company offered 5.9m options with a fair value of 57.4m US dollar following the approval of the AB InBev shareholders meeting of April 2009. Furthermore the company offered in December 2009 3.0m options with an estimated fair value of 41.9m US dollar.

During 2009, a limited number of Anheuser-Busch shareholders who are part of the senior management of Anheuser-Busch were given the opportunity to purchase AB InBev shares (0.6m) at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 3.1m US dollar and is expensed over the five year service period.

The weighted average fair value of the options and assumptions used in applying the AB InBev option pricing model for the 2011 grants of awards described above are as follows:

	Six months ended	Year ended 31 December
Amounts in US dollar unless otherwise indicated[1]	30 June 2011	2010	2009
Fair value of options and warrants granted	14.08	14.59	13.99
Share price	63.11	51.71	29.03
Exercise price	59.14	51.61	21.62
Expected volatility	25%	26%	32%
Expected dividends	2.50%	2.35%	0.85%
Risk-free interest rate	2.78%	3.29%	3.49%

Since the acceptance period of the options is 2 months, the fair value was determined as the average of the fair values calculated on a weekly basis during the two months offer period.

Expected volatility is based on historical volatility calculated using 1 611 days of historical data. In the determination of the expected volatility, AB InBev is excluding the volatility measured during the period 15 July 2008 until 30 April 2009, in view of the extreme market conditions experienced during that period. The binomial Hull model assumes that all employees would immediately exercise their options if the AB InBev share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

The total number of outstanding AB InBev options and warrants developed as follows:

	Six months ended	Year ended 31 December
Million options and warrants	30 June 2011	2010	2009
Options and warrants outstanding at 1 January	56.1	50.8	8.8
Options and warrants issued during the period	0.2	9.8	50.3
Options and warrants exercised during the period	(0.8)	(1.8)	(6.6)
Options and warrants forfeited during the period	(1.0)	(2.7)	(1.7)

Options and warrants outstanding at end of period	54.5	56.1	50.8

The range of exercise prices of the outstanding options and warrants is between 10.32 euro (14.92 US dollar) and 58.31 euro (84.28 US dollar) while the weighted average remaining contractual life is 8.59 years.

Of the 54.5m outstanding options and warrants 5.4m are vested at 30 June 2011.

The weighted average exercise price of the AB InBev options and warrants is as follows:

	Six months ended	Year ended 31 December
Amounts in US dollar[1]	30 June 2011	2010	2009
Options and warrants outstanding at 1 January	29.88	27.37	34.42
Granted during the period	59.14	51.86	24.78
Forfeited during the period	27.28	27.76	27.48
Exercised during the period	29.52	25.81	18.94
Outstanding at the end of the period	31.15	29.88	27.37
Exercisable at the end of the period	34.90	30.71	31.16

For share options and warrants exercised during 2011 the weighted average share price at the date of exercise was 41.06 euro (59.34 US dollar).

The total number of outstanding AB InBev restricted stock units developed as follows:

	Six months ended	Year ended 31 December
Million restricted stock units	30 June 2011	2010	2009
Restricted stock units outstanding at 1 January	1.2	—	—
Restricted stock units issued during the period	1.1	1.2	—
Restricted stock units exercised during the period	—	—	—
Restricted stock units forfeited during the period	—	—	—

Restricted stock units outstanding at end of period	2.3	1.2	—

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

AMBEV SHARE-BASED PAYMENT PROGRAMS

Since 2005, AmBev has had a plan which is substantially similar to the Share-Based Compensation Plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-Based Compensation Plan as modified as of 2010, AmBev issued, in March 2011, 1.4m restricted stock units with an estimated fair value of 38.7m US dollar.

As from 2010, senior employees are eligible for an annual long-term incentive to be paid out in AmBev LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2011, there were no grants under this program.

In order to encourage the mobility of managers, the features of certain options granted in previous years have been modified whereby the dividend protection of these options was cancelled and replaced by the issuance of 2.0m options in 2011 representing the economic value of the dividend protection feature. Since there was no change between the fair value of the original award before the modification and the fair value of the modified award after the modification, no additional expense was recorded as a result of this modification.

The weighted fair value of the options and assumptions used in applying a binomial option pricing model for the 2011 AmBev grants are as follows:

	Six months ended	Year ended 31 December
Amounts in US dollar unless otherwise indicated[1]	30 June 2011	2010	2009[2]
Fair value of options granted	14.77	11.24	10.40
Share price	29.23	24.09	15.39
Exercise price	14.50	24.57	14.94
Expected volatility	35%	28%	45%
Expected dividends	5.00%	2.57%	0.00%
Risk-free interest rate	3.38%-12.22%[3]	12.24%	12.64%

The total number of outstanding AmBev options developed as follows:

	Six months ended	Year ended 31 December
Million options	30 June 2011	2010	2009[2]
Options outstanding at 1 January	26.3	20.6	14.1
Options issued during the period	2.0	6.6	8.2
Options exercised during the period	(0.8)	(0.5)	(0.6)
Options forfeited during the period	(0.4)	(0.4)	(1.1)

Options outstanding at end of period	27.1	26.3	20.6

Following the decision of the General Meeting of Shareholders of 17 December 2010, each common and preferred share issued by AmBev was split into 5 shares, without any modification to the amount of the capital stock of AmBev. As a consequence of the split of the AmBev shares with a factor 5, the exercise price and the number of options were adjusted with the intention of preserving the rights of the existing option holders.

The range of exercise prices of the outstanding options is between 11.00 Brazilian real (7.05 US dollar) and 50.56 Brazilian real (32.39 US dollar) while the weighted average remaining contractual life is 8.91years.

Of the 27.1m outstanding options 3.5m options are vested at 30 June 2011.

The weighted average exercise price of the AmBev options is as follows:

	Six months ended	Year ended 31 December
Amounts in US dollar[1]	30 June 2011	2010	2009[2]
Options outstanding at 1 January	15.83	12.46	11.20
Granted during the period	29.29	24.57	14.03
Forfeited during the period	13.75	11.59	11.35
Exercised during the period	7.83	7.17	6.59
Outstanding at the end of the period	16.55	14.83	11.92
Exercisable at the end of the period	8.71	7.00	6.56

For share options exercised during 2011 the weighted average share price at the date of exercise was 50.82 Brazilian real (32.55 US dollar).

The total number of outstanding AmBev restricted stock units developed as follows:

	Six months ended	Year ended 31 December
Million restricted stock units	30 June 2011	2010	2009
Restricted stock units outstanding at 1 January	0.2	—	—
Restricted stock units issued during the period	1.4	0.2	—
Restricted stock units exercised during the period	—	—	—
Restricted stock units forfeited during the period	—	—	—

Restricted stock units outstanding at end of period	1.6	0.2	—

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.
[2]	Amounts have been adjusted for the AmBev share split of 17 December 2010.
[3]	The weighted average risk-free interest rates refer to granted ADRs and stock options, respectively.

During the fourth quarter of 2010, a limited number of AmBev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange AmBev shares against a total of 0.3m AB InBev shares (2009: 2.1m - 2008: 0.9m) at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 2m US dollar (2009: 11m US dollar - 2008: 11m US dollar) and is expensed over the five years service period. The fair values of the AmBev and AB InBev shares were determined based on the market price. In 2009, 20m US dollar of cost was reported related to the acceleration of the vesting of the AmBev share swap for selected employees in accordance with IFRS 2 following the change in vesting conditions.

18.	RISKS ARISING FROM FINANCIAL INSTRUMENTS

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk.

Some of the company’s risk management strategies include the usage of derivatives. Derivative instruments used by the company mainly include forward exchange contracts, exchange traded foreign currency futures, interest rate swaps, cross currency interest rate swaps (“CCIRS”), forward rate agreements, exchange traded interest rate futures, equity swaps, aluminum swaps and forwards, exchange traded sugar futures and exchange traded wheat futures. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading. Other than the disclosures below, there were no other material changes to Note 29 Risks arising from financial instruments of the 31 December 2010 consolidated financial statements.

The following table provides an overview of the derivative financial instruments outstanding at 30 June 2011 by maturity bucket. The amounts included in this table are the notional amounts.

	30 June 2011					31 December 2010
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years
Foreign currency
Forward exchange contracts	4 332	41	1 000	—	—	2 206	952	—	—	—
Foreign currency futures	3 166	—	5	—	—	2 587	18	—	—	—
Interest rate
Interest rate swaps	69 274	2 228	13 190	350	192	216	70 196	6 153	4 750	180
Cross currency interest rate swaps	529	1 688	1 328	1 030	1 589	1 264	982	1 349	1 536	1 536
Interest rate futures	891	3 184	270	—	72	117	464	600	121	113
Commodities
Aluminum swaps	1 349	591	—	—	—	1 048	53	—	—	—
Other commodity derivatives	753	113	—	—	—	406	48	—	—	—
Equity
Equity derivatives	622	232	—	—	—	378	412	—	—	—

To finance the acquisition of Anheuser-Busch, AB InBev entered into a 45 billion US dollar senior facilities agreement, of which 44 billion US dollar was ultimately drawn (the “2008 senior facilities”). At the time of the Anheuser-Busch acquisition, the interest rate for an amount of up to 34.5 billion US dollar had effectively been fixed through a series of hedge arrangements at a weighted average rate of 3.875% per annum (plus applicable spreads) for the period 2009 to 2011 and a portion of the hedging arrangements had been successively extended for an additional two-year period. In 2009 the company repaid part of the 2008 senior facilities and in 2010, the 2008 senior facilities were fully refinanced and partially replaced by the 2010 senior facilities as described in Note 16 Interest-bearing loans and borrowings. Following the repayment and the refinancing activities performed throughout 2009, 2010 and 2011, the company entered into new interest rate swaps to unwind the ones that became freestanding as a result of these repayments. As of 30 June 2011, the remaining open positions include a series of US dollar LIBOR fixed interest-rate swaps covering the interest exposure on the outstanding balance drawn in US dollar of the 2010 senior facilities for a total notional amount of 1.6 billion US dollar. The interest rate had been fixed at a weighted average rate of 4.038% per annum (plus applicable spreads) for the period 2010 and 2011 at a weighted average rate of 2.85% per annum (plus applicable spreads) for the period 2012 to 2013.

EQUITY PRICE RISK

During 2010, AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. These derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

LIQUIDITY RISK

The following are the contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	30 June 2011
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(153)	(167)	(57)	(31)	(31)	(25)	(23)
Commercial papers	(1 869)	(1 875)	(1 875)	—	—	—	—
Unsecured bank loans	(7 826)	(8 360)	(802)	(3 971)	(309)	(3 265)	(13)
Unsecured bond issues	(35 269)	(56 153)	(3 074)	(8 494)	(5 104)	(8 817)	(30 664)
Secured other loans	(6)	(6)	(1)	(5)	—	—	—
Unsecured other loans	(178)	(216)	(104)	(8)	(11)	(9)	(84)
Finance lease liabilities	(129)	(267)	(16)	(14)	(11)	(23)	(203)
Bank overdraft	(36)	(36)	(36)	—	—	—	—
Trade & other payables	(12 065)	(12 239)	(11 039)	(144)	(152)	(244)	(660)

	(57 531)	(79 319)	(17 004)	(12 667)	(5 618)	(12 383)	(31 647)
Derivative financial assets/(liabilities)
Interest rate derivatives	(1 172)	(1 179)	(945)	(129)	(115)	(5)	15
Foreign exchange derivatives	125	126	111	—	15	—	—
Cross currency interest rate swaps	(424)	(527)	(215)	(146)	(64)	(19)	(83)
Commodity derivatives	51	51	64	(13)	—	—	—
Equity derivatives	19	19	34	(15)	—	—	—

	(1 401)	(1 510)	(951)	(303)	(164)	(24)	(68)
Of which: directly related to cash flow hedges	(5)	(4)	65	(47)	(22)	—	—

	31 December 2010
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(137)	(169)	(40)	(66)	(36)	(19)	(8)
Commercial papers	(1 002)	(1 078)	(1 078)	—	—	—	—
Unsecured bank loans	(10 037)	(10 635)	(1 041)	(4 206)	(4 744)	(634)	(10)
Unsecured bond issues	(33 339)	(54 605)	(2 927)	(5 967)	(5 125)	(10 956)	(29 630)
Secured other loans	(6)	(7)	(1)	(1)	(5)	—	—
Unsecured other loans	(244)	(288)	(180)	(16)	(15)	(25)	(52)
Finance lease liabilities	(115)	(199)	(48)	(12)	(7)	(14)	(118)
Bank overdraft	(14)	(14)	(14)	—	—	—	—
Trade & other payables	(11 416)	(11 418)	(10 341)	(768)	(84)	(140)	(85)

	(56 310)	(78 413)	(15 670)	(11 036)	(10 016)	(11 788)	(29 903)
Derivative financial assets/(liabilities)
Interest rate derivatives	(1 658)	(1 661)	(984)	(546)	(108)	(42)	19
Foreign exchange derivatives	260	242	133	109	—	—	—
Cross currency interest rate swaps	(212)	(293)	(139)	(161)	(150)	140	17
Commodity derivatives	234	236	221	15	—	—	—
Equity derivatives	74	76	46	30	—	—	—

	(1 302)	(1 400)	(723)	(553)	(258)	98	36
Of which: directly related to cash flow hedges	120	111	193	(12)	(37)	(33)	—

FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	30 June 2011	31 December 2010	30 June 2011	31 December 2010	30 June 2011	31 December 2010
Foreign currency
Forward exchange contracts	210	345	(94)	(76)	116	269
Foreign currency futures	13	5	(4)	(14)	9	(9)
Interest rate
Interest rate swaps	496	585	(1 669)	(2 242)	(1 173)	(1 657)
Cross currency interest rate swaps	355	370	(779)	(582)	(424)	(212)
Interest rate futures	1	—	—	(1)	1	(1)
Commodities
Aluminum swaps	72	126	(29)	(7)	43	119
Sugar futures	27	78	—	—	27	78
Wheat futures	11	17	(56)	(7)	(45)	10
Other commodity derivatives	37	40	(11)	(13)	26	27
Equity
Equity derivatives	40	78	(21)	(4)	19	74

	1 262	1 644	(2 663)	(2 946)	(1 401)	(1 302)

During the six-month period ended 30 June 2011, the net mark-to-market balance for interest rate swaps decreased by 484m US dollar, mainly driven by payment of interests and the unwind effect of hedging instruments not part of a hedge relationship.

As of 30 June 2011, the net mark-to-market liability of 1 173m US dollar for interest rate swaps includes 878m US dollar of hedging losses that have been recorded as exceptional items in the income statement in 2009, 2010 and 2011 as a result of repayment and refinancing of the 2008 and 2010 senior facilities and that have not been settled by 30 June 2011.

19.	CONTINGENCIES[1]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. The most significant contingencies are discussed below.

TAX MATTERS

As of 30 June 2011, AB InBev’s material tax proceedings mainly related to AmBev and its subsidiaries with a total estimated possible risk of loss of 6.5 billion Brazilian real (4.2 billion US dollar). As of 31 December 2010, the total estimated possible risk of loss amounted to 6.1 billion Brazilian real (3.7 billion US dollar).

Approximately 4.0 billion Brazilian real (2.6 billion US dollar) of the aforementioned total estimated possible risk related to income tax and social contributions and approximately 2.1 billion Brazilian real (1.3 billion US dollar) related to value added and excise taxes, of which the most significant are discussed below. As of 31 December 2010, the amounts related to income tax and social contributions and to value added and excise taxes were 3.8 billion Brazilian real (2.3 billion US dollar) and 2.0 billion Brazilian real (1.2 billion US dollar), respectively.

Certain subsidiaries of AmBev have received tax assessments related to corporate Brazilian taxation of income generated outside Brazil. In 2005 and 2008, AmBev was officially notified of administrative Lower Court decisions, recognizing that a substantial portion of the amount of these tax assessments was incorrect. These decisions, of which some were appealed, reduced the amount of the tax assessments to 3.1 billion Brazilian real (2.0 billion US dollar) including interest and penalties. AmBev disputes the validity of these tax assessments and intends to vigorously defend its case.

AmBev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the consumption of income tax losses in relation to company mergers. AmBev estimates the total exposures of possible losses in relation to these assessments to be approximately of 388m Brazilian real (248m US dollar), as of 30 June 2011.

WARRANTS

Certain holders of warrants issued by AmBev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than AmBev considers as established upon the warrant issuance. In case AmBev loses the totality of these lawsuits, the issuance of 27 684 596 preferred shares and 6 881 719 common shares would be necessary. AmBev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all AmBev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 212m Brazilian real (127m US dollar) in addition to legal fees. AmBev disputes these claims and intends to continue to vigorously defend its case.

[1]	Amounts have been converted to US dollar at the closing rate of the related period.

SUIT AGAINST BRAZILIAN BEER INDUSTRY

AmBev, together with other Brazilian brewers, is party to a lawsuit whereby the Federal Public Prosecutor’s office claims collective damages of approximately 2.8 billion Brazilian real (1.68 billion US dollar), out of which 2.1 billion Brazilian real (1.26 billion US dollar) is allocated to AmBev. Plaintiff argues that advertising campaigns of defendants increase total consumption of alcohol and, as a result, public health and social security costs, traffic accidents, criminality and underage consumption. Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by Public Prosecutor including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of 2.8 billion Brazilian real (1.68 billion US dollar), therefore it doubles the initial amount involved. The court has admitted the association as joint-plaintiff and has agreed to hear the new claims. AmBev is vigorously defending this litigation.

ANTITRUST MATTERS

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No. 08012.003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and had, as its main purpose, the investigation of AmBev’s conduct in the market, in particular its customer loyalty program known as “Tô Contigo” and which is similar to airline frequent flyer and other mileage programs. During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments had already been substantially incorporated into the current version of the Program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion was issued, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of 353m Brazilian real (212m US dollar). AmBev believes that CADE’s decision was without merit and thus has challenged it before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon its posting of a guarantee. AmBev has already rendered a court bond (carta de fiança) for this purpose. According to its advisors’ analysis, a loss is possible (but not probable), and therefore the company has not established a provision in its financial statements. AmBev is also involved in other administrative proceedings before CADE and SDE, relating to the investigation of certain conduct, none of which the company believes contravenes applicable competition rules and regulations.

On 10 September 2008, an action brought under Section 7 of the Clayton Antitrust Act styled Ginsburg et al. v. InBev NV/SA et al., C.A. No. 08-1375, was filed against InBev NV/SA, Anheuser-Busch Companies, Inc. and Anheuser-Busch, Inc. in the United States District Court for the Eastern District of Missouri. The plaintiffs in the Ginsburg action allege that the merger between Anheuser-Busch and InBev will have certain anticompetitive effects and consequences on the beer industry and will create a monopoly in the production and sale of beer in the United States. The plaintiffs sought declaratory relief that the merger violates Section 7 of the Clayton Antitrust Act, injunctive relief to prevent consummation of the merger and fees and expenses. On 18 November 2008, plaintiffs’ request for injunctive relief was denied. On 3 August 2009, the Court granted defendants Motion to dismiss plaintiffs claims with prejudice. On 4 August 2009, the Court entered judgment in favor of the defendants. On 19 August 2009, plaintiffs filed an appeal of such judgment. A hearing of plaintiffs’ appeal before the Eighth Circuit Court of Appeals occurred on 14 April 2010. On 27 October 2010 plaintiffs’ appeal was denied. Plaintiffs’ subsequent Motions for Rehearing were denied on 3 December 2010. As of 30 June 2011 there were no remaining appeals of these claims.

2009 DISPOSITIONS PENSION LITIGATION

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to represent certain employees of any other Anheuser-Busch Companies, Inc. (ABC) subsidiary that had been divested or may be divested during the 18 November 2008 and 17 November 2011 period. The lawsuit contained claims that the class was entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleged that the divestitures resulted in his “involuntarily termination” from “ABC and its operating division and subsidiaries” within three years of the 18 November 2008 ABC/InBev merger, which allegedly triggered the enhanced benefits under the Plan. The lawsuit claimed that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint sought punitive damages and attorneys’ fees. On 16 July 2010, the Court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The Court also found that Angevine did not exhaust his administrative remedies, which he must first do before filing a lawsuit. Angevine filed an appeal of this ruling with the Eighth Circuit Court of Appeals on 9 August 2010, which is currently pending. AB InBev will continue to vigorously defend against the appeal.

On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs seek to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by Anheuser-Busch Companies, Inc. subsidiaries that had been or may be divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also allege claims similar to the Angevine lawsuit: (1) that they are entitled to benefits under section 19.11(f) of the Plan; (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believed that it has defenses to these claims, and filed a Motion to Dismiss. On April 25, 2011, the Court dismissed the breach of fiduciary duty claims, and the only remaining claim is for benefits under section 19.11(f). The Company intends to vigorously defend against the lawsuit.

20.	RELATED PARTIES

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE BOARD MANAGEMENT MEMBERS (KEY MANAGEMENT PERSONNEL)

In addition to short-term employee benefits (primarily salaries) AB InBev’s executive board management members are entitled to post-employment benefits. More particular, members of the executive board management participate in the pension plan of their respective country. Finally, key management personnel are eligible for the company’s share option, restricted stock and/or share swap program (refer Note 17 Share-based payments). Total directors and executive board management compensation included in the income statement can be detailed as follows:

	2011		2010
For the six-month period ended 30 June Million US dollar	Directors	Executive board management	Directors	Executive board management
Short-term employee benefits	2	12	2	19
Post-employment benefits	—	1	—	—
Share-based payments	2	27	2	23

	4	40	4	42

Directors’ compensation consists mainly of directors’ fees. Key management personnel was not engaged in any transactions with AB InBev and did not have any significant outstanding balances with the company, with the exception of a consultancy agreement entered into between AB InBev and Mr. Busch IV in connection with the merger and which will continue until 31 December 2013. Under the terms of the consultancy agreement Mr. Busch IV received a lump sum cash payment of 10.3m US dollar in 2008. During the consultancy period Mr. Busch IV will be paid a fee of approximately 120 000 US dollar per month and Mr. Busch IV will be provided with an appropriate office in St Louis, Missouri, administrative support and certain employee benefits that are materially similar to those provided to full-time salaried employees of Anheuser-Busch. The mandate of Mr. Busch IV as a director of AB InBev expired in April 2011.

JOINTLY CONTROLLED ENTITIES

AB InBev reports its interest in jointly controlled entities using the line-by-line reporting format for proportionate consolidation. Significant interests in joint ventures include two distribution entities in Canada, two entities in Brazil, one in China and in UK. None of these joint ventures are material to the company. Aggregate amounts of AB InBev’s interest are as follows (for the six-month period ended 30 June, except for balance sheet comparatives at 31 December):

Million US dollar	2011	2010
Non-current assets	115	113
Current assets	76	69
Non-current liabilities	102	99
Current liabilities	219	217
Result from operations	6	5
Profit attributable to equity holders of AB InBev	1	1

TRANSACTIONS WITH ASSOCIATES

AB InBev’s transactions with associates were as follows (for the six-month period ended 30 June, except for balance sheet comparatives at 31 December):

Million US dollar	2011	2010
Gross profit	(15)	17
Current assets	12	8
Current liabilities	10	11

TRANSACTIONS WITH PENSION PLANS

AB InBev’s transactions with pension plans mainly comprise 4m US dollar other income from pension plans in US and 3m US dollar other income from pension plans in Brazil.

TRANSACTIONS WITH GOVERNMENT-RELATED ENTITES

AB InBev’s transactions with government-related entities mainly comprise 2m US dollar of current assets with local government in China.

21.	SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

The following guarantor financial information is presented to comply with U.S. SEC disclosure requirements of Rule 3-10 of Regulation S-X.

The issuances or exchanges of securities described below are related to securities fully and unconditionally guaranteed by AB InBev SA/NV (the “Parent Guarantor SEC registered”) and also jointly and severally guaranteed by Anheuser-Busch Companies, Inc., BrandBrew S.A. and Cobrew NV/SA (the “Subsidiary Guarantors”):

•

On 13 October 2009, Anheuser-Busch InBev Worldwide Inc. issued (i) 1.5 billion US dollar principal amount of 3.000% unsecured notes due 2012, (ii) 1.25 billion US dollar principal amount of 4.125% unsecured notes due 2015, (iii) 2.25 billion US dollar principal amount of 5.375% unsecured notes due 2020 and (iv) 0.5 billion US dollar principal amount of 6.375% unsecured notes due 2040 (collectively the “October Notes”). The October Notes were exchanged for publicly registered notes on 8 February 2010.

•

On 24 March 2010, Anheuser-Busch Worldwide Inc. issued (i) 1.0 billion US dollar principal amount of 2.5% unsecured notes due 2013, (ii) 0.75 billion US dollar principal amount 3.625% unsecured notes due 2015, (iii) 1.0 billion US dollar principal amount of 5.0% due 2020 and (iv) 0.5 billion US dollar bearing interest at a floating rate of 3 month US dollar LIBOR plus 0.73% due 2013 (collectively the “March Notes”). These Notes were exchanged for publicly registered notes on 5 August 2010.

•	On 10 November 2010, Anheuser-Busch InBev Worldwide Inc. issued 0.75 billion Brazilian real principal amount of 9.75% notes due 2015.

•

On 24 January 2011, AB InBev Worldwide Inc. issued a series of notes in an aggregate principal amount of 1.65 billion, consisting of 0.65 billion US dollar aggregate principal amount of floating rate notes due 2014, 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2016 and 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2021. The notes bear interest at an annual rate of 55 basis points above three-month LIBOR for the floating rate notes, 2.875% for the 2016 notes, and 4.375% for the 2021 notes. The notes will mature on 27 January 2014 in the case of the floating rate notes, 15 February 2016 in the case of the 2016 notes and 15 February 2021 in the case of the 2021 notes. The issuance closed on 27 January 2011.

•

On 11 February 2011, Anheuser-Busch InBev Worldwide Inc. announced that it had filed a Registration Statement on Form F-4 with the United States Securities and Exchange Commission (“SEC”) seeking to undertake an exchange offer of (i) 1.25 billion US dollar principal amount of 7.2 % notes due 2014, (ii) 2.5 billion US dollar principal amount of 7.75 % notes due 2019, (iii) 1.25 billion US dollar principal amount of 8.2 % notes due 2039 (collectively the “January Notes”) and (iv) 1.55 billion US dollar principal amount of 5.375 % notes due 2014, (v) 1.0 billion US dollar principal amount of 6.875 % notes due 2019, and (vi) 0.45 billion US dollar principal amount of 8.0 % notes due 2039 (collectively the “May Notes”) . Anheuser-Busch InBev Worldwide would offer to exchange unregistered notes which have been privately issued under Rule 144A for freely tradable notes registered under the Securities Act of 1933 with otherwise substantially the same terms and conditions. The exchange offer closed on 14 March 2011.

•

On 19 May 2011, Anheuser-Busch InBev Worldwide Inc. announced that it has provided the holders of the 7.20% notes due 2014 (“Notes”) notice of its intention to redeem the outstanding 1.25 billion US dollar principal amount of the Notes, effective 20 June 2011. The Notes were originally issued on 12 January 2009 under the Base Indenture dated 12 January 2009 and the First Supplemental Indenture of the same date between Anheuser-Busch InBev Worldwide Inc and The Bank of New York Mellon, as trustee. Such notes were exempt from registration under the Securities Act of 1933, as amended (“Securities Act”) and were voluntarily exchanged by Anheuser-Busch InBev Worldwide Inc. for freely tradable notes registered under the Securities Act with otherwise substantially identical terms and conditions in a tender offer that closed on 14 March 2011. The redemption closed on 20 June 2011.

•

On 14 July 2011, Anheuser-Busch InBev Worldwide Inc. issued 1.05 billion US dollar aggregate principal amount of bonds, consisting of 300 million US dollar aggregate principal amount of floating rate notes due 2014 and 750 million US dollar aggregate principal amount of fixed rate notes due 2014. The notes will bear interest at an annual rate of 36 basis points above three-month LIBOR for the floating rate notes and 1.50% for the fixed rate notes.

The following condensed consolidating financial information presents the Condensed Consolidating Statement of Financial Position as of 30 June 2011 and 31 December 2010, the Condensed Consolidating Income Statements and Condensed Consolidating Statements of Cash Flows for the six-month period ended 30 June 2011 and 2010 of (a) AB InBev SA/NV (the “Parent Guarantor”), (b) Anheuser-Busch Worldwide Inc. (the Issuer), (c) the Subsidiary Guarantors, (d) the non-guarantor subsidiaries, (e) elimination entries necessary to consolidate the Parent with the issuer, the guarantor subsidiaries and the non-guarantor subsidiaries; and (e) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. Separate financial statements and other disclosures with respect to the guarantor subsidiaries have not been provided as management believes the following information is sufficient, as the guarantor subsidiaries are 100% owned by the Parent and all guarantees are full and unconditional. Except as disclosed in Note 15 Changes in Equity and Earnings per Share, there are no restrictions on the Company’s ability to obtain funds from any of its direct or indirect wholly-owned subsidiaries through dividends, loans or advances.

CONDENSED CONSOLIDATING INCOME STATEMENT

For the six-month period ended 30 June 2011 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
Revenue	—	—	6 789	12 712	(546)	18 955
Cost of sales	—	—	(3 315)	(5 461)	545	(8 231)

Gross profit	—	—	3 474	7 251	(1)	10 724
Distribution expenses	—	—	(207)	(1 413)	—	(1 620)
Sales and marketing expenses	(47)	—	(718)	(1 775)	—	(2 540)
Administrative expenses	(135)	—	(192)	(663)	—	(990)
Other operating income/(expenses)	364	(140)	(128)	38	1	135

Profit from operations	182	(140)	2 229	3 438	—	5 709
Net finance cost	(431)	(1 223)	155	(290)	—	(1 789)
Share of result of associates	—	—	4	258	—	262
Profit before tax	(249)	(1 363)	2 388	3 406	—	4 182
Income tax expense	(2)	500	(778)	(516)	—	(796)
Profit	(251)	(863)	1 610	2 890	—	3 386
Income from subsidiaries	2 665	1 581	526	1 151	(5 923)	—
Profit	2 414	718	2 136	4 041	(5 923)	3 386
Attributable to:
Equity holders of AB InBev	2 414	718	2 136	3 069	(5 923)	2 414
Non-controlling interest	—	—	—	972	—	972

For the six-month period ended 30 June 2010 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
Revenue	—	—	6 746	11 283	(528)	17 501
Cost of sales	(1)	—	(3 429)	(4 928)	528	(7 830)

Gross profit	(1)	—	3 317	6 355	—	9 671
Distribution expenses	—	—	(200)	(1 175)	—	(1 375)
Sales and marketing expenses	(17)	—	(672)	(1 611)	—	(2 300)
Administrative income/(expenses)	230	(197)	(356)	(671)	—	(994)
Other operating income/(expenses)	104	—	(94)	16	—	26

Profit from operations	316	(197)	1 995	2 914	—	5 028
Net finance cost	565	(938)	(915)	(803)	—	(2 091)
Share of result of associates	—	—	3	230	—	233
Profit before tax	881	(1 135)	1 083	2 341	—	3 170
Income tax expense	—	417	(709)	(533)	—	(825)
Profit after tax	881	(718)	374	1 808	—	2 345
Income from subsidiaries	743	1 403	448	21	(2 615)	—
Profit	1 624	685	822	1 829	(2 615)	2 345
Attributable to:
Equity holders of AB InBev	1 624	685	822	1 108	(2 615)	1 624
Non-controlling interests	—	—	—	721	—	721

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

As at 30 June 2011 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
ASSETS
Non-current assets
Property, plant and equipment	31	—	6 018	10 566	—	16 615
Goodwill	—	—	32 654	21 124	—	53 778
Intangible assets	245	—	21 473	1 916	—	23 634
Investments in subsidiaries	49 411	51 957	5 350	15 536	(122 254)	—
Investments in associates	—	—	49	7 504	—	7 553
Other non-current assets	3 121	254	29 491	1 967	(32 580)	2 253
	52 808	52 211	95 035	58 613	(154 834)	103 833
Current assets
Inventories	—	—	626	2 098	—	2 724
Trade and other receivables	5 803	—	5 898	5 880	(12 174)	5 407
Cash and cash equivalents	6	199	3 728	9 566	(9 034)	4 465
Other current assets	—	466	—	622	(466)	622
	5 809	665	10 252	18 166	(21 674)	13 218
Total assets	58 617	52 876	105 287	76 779	(176 508)	117 051
EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	36 754	20 399	71 601	30 254	(122 254)	36 754
Minority interest	—	—	10	3 888	—	3 898
	36 754	20 399	71 611	34 142	(122 254)	40 652
Non-current liabilities
Interest-bearing loans and borrowings	11 390	31 358	11 021	20 297	(32 280)	41 786
Employee benefits	4	—	1 597	998	—	2 599
Deferred tax liabilities	—	—	11 252	734	(254)	11 732
Other non-current liabilities	380	—	1 017	1 391	(46)	2 743
	11 774	31 358	24 887	23 420	(32 580)	58 860
Current liabilities
Interest-bearing loans and borrowings	2 281	576	2 765	9 242	(11 220)	3 644
Trade and other payables	580	541	3 689	9 082	(954)	12 937
Other current liabilities	7 228	2	2 335	893	(9 500)	958
	10 089	1 119	8 789	19 217	(21 674)	17 539
Total equity and liabilities	58 617	52 876	105 287	76 779	(176 508)	117 051

As at 31 December 2010 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
ASSETS
Non-current assets
Property, plant and equipment	86	—	6 329	9 478	—	15 893
Goodwill	—	—	32 617	19 881	—	52 498
Intangible assets	153	—	21 438	1 768	—	23 359
Investments in subsidiaries	47 037	49 961	4 835	10 716	(112 549)	—
Investments in associates	—	—	45	7 250	—	7 295
Other non-current assets	3 454	199	23 676	1 812	(26 441)	2 700
	50 730	50 160	88 940	50 905	(138 990)	101 745
Current assets
Inventories	—	—	639	1 770	—	2 409
Trade and other receivables	214	—	4 486	5 770	(5 832)	4 638
Cash and cash equivalents	7	570	2 833	4 492	(3 391)	4 511
Other current assets	—	693	—	811	(465)	1 039
	221	1 263	7 958	12 843	(9 688)	12 597
Total assets	50 951	51 423	96 898	63 748	(148 678)	114 342
EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	35 259	19 296	63 258	29 995	(112 549)	35 259
Minority interest	—	—	10	3 530	—	3 540
	35 259	19 296	63 268	33 525	(112 549)	38 799
Non-current liabilities
Interest-bearing loans and borrowings	10 855	31 702	11 003	14 643	(26 242)	41 961
Employee benefits	4	—	1 768	974	—	2 746
Deferred tax liabilities	—	—	11 403	705	(199)	11 909
Other non-current liabilities	336	—	1 468	1 404	—	3 207
	11 195	31 702	25 642	17 726	(26 441)	59 823
Current liabilities
Interest-bearing loans and borrowings	1 670	—	2 597	3 778	(5 126)	2 919
Trade and other payables	660	425	3 643	8 048	(706)	12 071
Other current liabilities	2 167	—	1 748	671	(3 856)	730
	4 497	425	7 988	12 497	(9 688)	15 720
Total equity and liabilities	50 951	51 423	96 898	63 748	(148 678)	114 342

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the six-month period ended 30 June 2011 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit	2 414	718	2 136	4 041	(5 923)	3 386
Depreciation, amortization and impairment	37	—	415	923	—	1 375
Net finance cost	431	1 223	(155)	290	—	1 789
Income tax expense	2	(501)	778	517	—	796
Investment income	(2 665)	(1 581)	(526)	(1 151)	5 923	—
Other items	40	—	(27)	(99)	—	(86)
Cash flow from operating activities before changes in working capital and use of provisions	258	(141)	2 621	4 522	—	7 260
Working capital and provisions	(214)	834	(979)	(588)	(10)	(957)
Cash generated from operations	44	693	1 642	3 934	(10)	6 303
Interest paid, net	(347)	(1 046)	311	(315)	(1)	(1 398)
Dividends received	1 438	—	402	1 046	(2 484)	402
Income tax paid	(2)	—	(243)	(519)	—	(764)
CASH FLOW FROM OPERATING ACTIVITIES	1 133	(353)	2 112	4 146	(2 495)	4 543
INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	2	(4)	(40)	(262)	43	(261)
Acquisition of property, plant and equipment and of intangible assets	(26)	—	(111)	(1 408)	—	(1 545)
Net proceeds/(acquisition) of other assets	(2)	—	19	317	—	334
Net repayments/(payments) of loans granted	(5 115)	—	(998)	824	5 292	3
CASH FLOW FROM INVESTING ACTIVITIES	(5 141)	(4)	(1 130)	(529)	5 335	(1 469)
FINANCING ACTIVITIES
Intra-group capital reimbursements	227	372	2	(601)	—	—
Proceeds from borrowings	6 576	2 516	604	6 436	(6 554)	9 578
Payments on borrowings	(6 252)	(2 350)	(871)	(2 040)	1 387	(10 126)
Other financing activities	139	(181)	(218)	(123)	(42)	(425)
Dividends paid	(1 780)	—	(150)	(2 769)	2 462	(2 237)
CASH FLOW FROM FINANCING ACTIVITIES	(1 317)	(15)	(635)	1 504	(2 747)	(3 210)
Net increase/(decrease) in cash and cash equivalents	(5 325)	(372)	347	5 121	93	(136)
Cash and cash equivalents less bank overdrafts at beginning of year	(2 127)	570	1 562	4 492	—	4 497
Effect of exchange rate fluctuations	261	—	(38)	(62)	(93)	68
Cash and cash equivalents less bank overdrafts at end of year	(7 191)	198	1 871	9 551	—	4 429

For the six-month period ended 30 June 2010 Million US dollar	AB InBev SA	AB InBev Worldwide Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit	1 624	685	822	1 829	(2 615)	2 345
Depreciation, amortization and impairment	34	—	450	866	—	1 350
Additions/(reversals) in provisions and employee benefits	5	—	167	134	—	306
Net finance cost	(565)	938	915	803	—	2 091
Income tax expense	—	(416)	709	532	—	825
Investment income	(743)	(1 403)	(448)	(21)	2 615	—
Other items	(8)	—	27	(210)	—	(191)
Cash flow from operating activities before changes in working capital and use of provisions	347	(196)	2 642	3 933	—	6 726
Working capital and provisions	(245)	314	(422)	(533)	26	(860)
Cash generated from operations	102	118	2 220	3 400	26	5 866
Interest paid, net	(268)	(648)	(105)	(264)	(15)	(1 300)
Dividends received	8	2 000	377	4 985	(7 002)	368
Income taxes paid	—	—	(381)	(420)	—	(801)
CASH FLOW FROM OPERATING ACTIVITIES	(158)	1 470	2 111	7 701	(6 991)	4 133
INVESTING ACTIVITIES
Proceeds from sale of associates	—	—	—	1	—	1
Sale of subsidiaries, net of cash disposed of	327	—	(244)	—	(52)	31
Net repayments/(payments) of loans granted	(7 677)	(1)	(15 209)	628	22 263	4
Acquisition of subsidiaries, net of cash acquired	—	(10)	(53)	(4)	57	(10)
Acquisition of property, plant and equipment and of intangible assets	(26)	—	(63)	(672)	—	(761)
Net proceeds/(acquisition) of other assets	—	—	6	94	—	100
CASH FLOW FROM INVESTING ACTIVITIES	(7 376)	(11)	(15 563)	47	22 268	(635)
FINANCING ACTIVITIES
Net proceeds from the issue of share capital	203	—	—	(164)	(5)	34
Intra-group capital reimbursements	10 000	(5 921)	—	(4 079)	—	—
Proceeds from borrowings	7 965	19 922	7 121	1 218	(16 424)	19 802
Payments on borrowings	(8 155)	(12 220)	7 107	(1 987)	(5 887)	(21 142)
Cash net finance costs other than interests	984	—	(809)	(439)	—	(264)
Dividends paid	(795)	(4 079)	(2 000)	(1 156)	6 999	(1 031)
CASH FLOW FROM FINANCING ACTIVITIES	10 202	(2 298)	11 419	(6 607)	(15 317)	(2 601)
Net increase/(decrease) in cash and cash equivalents	2 668	(839)	(2 033)	1 141	(40)	897
Cash and cash equivalents less bank overdrafts at beginning of year	(4 534)	914	4 036	3 245	—	3 661
Effect of exchange rate fluctuations	59	—	103	(96)	40	106
Cash and cash equivalents less bank overdrafts at end of period	(1 807)	75	2 106	4 290	—	4 664

22.	EVENTS AFTER THE BALANCE SHEET DATE

On 14 July 2011, Anheuser-Busch InBev Worldwide Inc., a subsidiary of AB InBev, issued 1.05 billion US dollar aggregate principal amount of bonds, consisting of 300 million US dollar aggregate principal amount of floating rate notes due 2014 and 750 million US dollar aggregate principal amount of fixed rate notes due 2014. The notes will bear interest at an annual rate of 36 basis points above three-month LIBOR for the floating rate notes and 1.50% for the fixed rate notes.

Effective 25 July 2011, AB InBev amended the terms of the 13 billion US dollar February 2010 credit agreement. The amendment provides an extension of the 8 billion US dollar 5-year revolving credit facility maturing in April 2015 with a revised maturity of July 2016, as well as a reduced margin grid. In connection with the amendment, AB InBev has fully prepaid and terminated the 5 billion US dollar 3-year term facility maturing in April 2013.